Exhibit 99.1

Fourth Quarter 2023 Earnings Release

Scotiabank reports fourth quarter and 2023 results

Scotiabank’s 2023 audited annual consolidated financial statements and accompanying Management’s Discussion & Analysis (MD&A) are available at www.scotiabank.com along with the supplementary financial information and regulatory capital disclosure reports, which include fourth quarter financial information. All amounts are in Canadian dollars and are based on our audited annual consolidated financial statements and accompanying MD&A for the year ended October 31, 2023 and related notes prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.

Additional information related to the Bank, including the Bank’s Annual Information Form, can be found on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

Fiscal 2023 Highlights on a Reported Basis

(versus Fiscal 2022)

•	Net income of $7,528 million, compared to $10,174 million

•	Earnings per share (diluted) of $5.78, compared to $8.02

•	Return on equity(1) of 10.4%, compared to 14.8%

Fiscal 2023 Highlights on an Adjusted Basis(2)

(versus Fiscal 2022)

•	Net income of $8,441 million, compared to $10,749 million

•	Earnings per share (diluted) of $6.54, compared to $8.50

•	Return on equity of 11.7%, compared to 15.7%

Fourth Quarter 2023 Highlights on a Reported Basis

(versus Q4 2022)

•	Net income of $1,385 million, compared to $2,093 million

•	Earnings per share (diluted) of $1.02, compared to $1.63

•	Return on equity of 7.2%, compared to 11.9%

Fourth Quarter 2023 Highlights on an Adjusted Basis(2)

(versus Q4 2022)

•	Net income of $1,674 million, compared to $2,615 million

•	Earnings per share (diluted) of $1.26, compared to $2.06

•	Return on equity of 8.9%, compared to 15.0%

Fiscal 2023 Performance versus Medium-Term Financial Objectives

The following table provides a summary of our 2023 performance against our medium-term financial objectives(3):

Medium-Term Objectives	Fiscal 2023 Results
	Reported	Adjusted(2)
Diluted earnings per share growth of 7%+	(27.9)%	(23.1)%
Return on equity of 14%+	10.4%	11.7%
Achieve positive operating leverage	Negative 9.0%	Negative 8.3%
Maintain strong capital ratios	CET1 capital ratio(4) of 13.0%	N/A

TORONTO, November 28, 2023 — Scotiabank reported net income of $7,528 million for the fiscal year 2023, compared with net income of $10,174 million in 2022. Diluted earnings per share (EPS) were $5.78, compared to $8.02 in the previous year. Return on equity was 10.4%, compared to 14.8% in the previous year.

Reported net income for the fourth quarter ended October 31, 2023 was $1,385 million compared to $2,093 million in the same period last year. Diluted EPS were $1.02, compared to $1.63 in the same period a year ago. Return on equity was 7.2% compared to 11.9% a year ago.

This quarter’s net income included adjusting items of $289 million after-tax. These consisted of restructuring charges of $258 million related to ongoing efforts to streamline operational processes, costs of $63 million related to the exit of certain real estate premises and service contracts, impairment charges of $273 million related to the write-down of the Bank’s investment in associate with Bank of Xi’an Co Ltd. in China, and certain intangible assets and a gain of $319 million related to the sale of the Bank’s equity interest in Canadian Tire’s Financial Services business (CTFS).

Adjusted net income(2) was $8,441 million for the fiscal year 2023, down from $10,749 million in the previous year, mainly as a result of higher provision for credit losses in fiscal 2023, and adjusted diluted EPS were $6.54 versus $8.50 in the previous year. Adjusted return on equity was 11.7% compared to 15.7% in the previous year.

Adjusted net income(2) for the fourth quarter ended October 31, 2023 was $1,674 million and adjusted diluted EPS were $1.26, compared to $2.06 last year. Adjusted return on equity was 8.9% compared to 15.0% a year ago.

(1)

Refer to page 136 of the Management’s Discussion & Analysis in the Bank’s 2023 Annual Report, available on www.sedarplus.ca, for an explanation of the composition of the measure. Such explanation is incorporated by reference hereto.

(2)	Refer to Non-GAAP Measures section starting on page 21.
(3)	Refer to the Risk Management section in the MD&A in the Bank’s 2023 Annual Report for further discussion on the Bank’s risk management framework.
(4)	This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements (February 2023).

Scotiabank Fourth Quarter Press Release 2023	1

“I am encouraged by the results of our focused efforts on strengthening the Bank’s balance sheet as we prepare to manage through heightened macroeconomic uncertainty. Strong capital and liquidity ratios, improving loan to deposit ratios and increased allowance for credit losses coverage ratios, position us well as we enter the next phase of our growth strategy,” said Scott Thomson, President and CEO of Scotiabank.

Canadian Banking generated adjusted earnings of $4,022 million in 2023. Strong net interest income from volume growth and margin expansion drove a year-over-year increase in pre-tax pre-provision earnings(5). The Bank built performing allowances given the uncertain macroeconomic operating environment resulting in higher provision for credit losses compared to the prior year.

International Banking delivered $2,516 million of adjusted income after non-controlling interests in 2023, a year-over-year increase of 3%. The business had double-digit revenue growth and continued to show strong cost discipline, delivering positive operating leverage.

Global Wealth Management adjusted earnings were $1,466 million in 2023. Challenging market conditions drove declines in average assets under management, impacting fee income across our Canadian businesses, partly offset by double digit growth in International Wealth Management and continued prudent expense management.

Global Banking and Markets reported earnings of $1,768 million in 2023. Revenue from both Capital Markets and Business Banking increased, despite a challenging capital markets environment, and partly offset the impact of higher provision for credit losses.

The Bank reported an increased Common Equity Tier 1 (CET1) capital ratio(4) of 13.0%, up from 11.5% last year. The Liquidity Coverage Ratio (LCR)(6) was strong at 136%, up from 119% in the prior year.

“I would like to personally thank Scotiabankers globally who came together again this year to deliver the advice and service that our clients have come to expect from us. It is this unwavering commitment of our team to delivering for our clients that gives me great confidence in the future growth potential of the Bank,” said Scott Thomson.

(5)

Pre-tax, pre-provision (PTPP) earnings are calculated as revenue net of non-interest expenses. This is a non-GAAP measure. PTPP earnings do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. The Bank uses PTPP earnings to assess its ability to generate earnings growth excluding the impact of credit losses and income taxes. The Bank believes that certain non-GAAP measures provide readers with a better understanding of how management assesses performance.

(6)	This measure has been disclosed in this document in accordance with OSFI Guideline – Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio (April 2015).

2	Scotiabank Fourth Quarter Press Release 2023

Financial Highlights

	As at and for the three months ended			As at and for the year ended
(Unaudited)	October 31 2023	July 31 2023	October 31 2022	October 31 2023	October 31 2022
Operating results ($ millions)
Net interest income	4,672	4,580	4,622	18,287	18,115
Non-interest income	3,636	3,510	3,004	14,020	13,301
Total revenue	8,308	8,090	7,626	32,307	31,416
Provision for credit losses	1,256	819	529	3,422	1,382
Non-interest expenses	5,529	4,562	4,529	19,131	17,102
Income tax expense	138	497	475	2,226	2,758
Net income	1,385	2,212	2,093	7,528	10,174
Net income attributable to common shareholders	1,245	2,086	1,949	6,991	9,656

Operating performance
Basic earnings per share ($)	1.03	1.74	1.64	5.84	8.05
Diluted earnings per share ($)	1.02	1.72	1.63	5.78	8.02
Return on equity (%)(1)	7.2	12.1	11.9	10.4	14.8
Return on tangible common equity (%)(2)	9.0	15.1	15.0	13.0	18.6
Productivity ratio (%)(1)	66.5	56.4	59.4	59.2	54.4
Operating leverage (%)(1)				(9.0)	(2.4)
Net interest margin (%)(2)	2.16	2.10	2.18	2.12	2.20

Financial position information ($ millions)
Cash and deposits with financial institutions	90,312	90,325	65,895
Trading assets	117,868	119,301	113,154
Loans	750,911	752,205	744,987
Total assets	1,410,789	1,396,098	1,349,418
Deposits	952,333	957,225	916,181
Common equity	68,853	67,982	65,150
Preferred shares and other equity instruments	8,075	8,075	8,075
Assets under administration(1)	673,550	690,846	641,636
Assets under management(1)	316,604	331,340	311,099

Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%)(3)	13.0	12.7	11.5
Tier 1 capital ratio (%)(3)	14.8	14.6	13.2
Total capital ratio (%)(3)	17.2	16.9	15.3
Total loss absorbing capacity (TLAC) ratio (%)(4)	30.6	30.5	27.4
Leverage ratio (%)(5)	4.2	4.1	4.2
TLAC Leverage ratio (%)(4)	8.6	8.7	8.8
Risk-weighted assets ($ millions)(3)	440,017	439,814	462,448
Liquidity coverage ratio (LCR) (%)(6)	136	133	119
Net stable funding ratio (NSFR) (%)(7)	116	114	111

Credit quality
Net impaired loans ($ millions)	3,845	3,667	3,151
Allowance for credit losses ($ millions)(8)	6,629	6,094	5,499
Gross impaired loans as a % of loans and acceptances(1)	0.74	0.70	0.62
Net impaired loans as a % of loans and acceptances(1)	0.50	0.47	0.41
Provision for credit losses as a % of average net loans and acceptances (annualized)(1)(9)	0.65	0.42	0.28	0.44	0.19
Provision for credit losses on impaired loans as a % of average net loans and acceptances (annualized)(1)(9)	0.42	0.38	0.26	0.35	0.24
Net write-offs as a % of average net loans and acceptances (annualized)(1)	0.35	0.34	0.24	0.32	0.24

Adjusted results(2)
Adjusted net income ($ millions)	1,674	2,227	2,615	8,441	10,749
Adjusted diluted earnings per share ($)	1.26	1.73	2.06	6.54	8.50
Adjusted return on equity (%)(10)	8.9	12.2	15.0	11.7	15.7
Adjusted return on tangible common equity (%)(10)	11.0	15.1	18.8	14.5	19.6
Adjusted productivity ratio (%)	59.5	56.1	53.7	57.2	52.8
Adjusted operating leverage (%)				(8.3)	(1.1)

Common share information
Closing share price ($)(TSX)	56.15	66.40	65.85
Shares outstanding (millions)
Average – Basic	1,206	1,199	1,192	1,197	1,199
Average – Diluted	1,211	1,214	1,199	1,204	1,208
End of period	1,214	1,205	1,191
Dividends paid per share ($)	1.06	1.06	1.03	4.18	4.06
Dividend yield (%)(1)	7.0	6.5	5.7	6.5	5.1
Market capitalization ($ millions) (TSX)	68,169	80,034	78,452
Book value per common share ($)(1)	56.71	56.40	54.68
Market value to book value multiple(1)	1.0	1.2	1.2
Price to earnings multiple (trailing 4 quarters)(1)	9.6	10.3	8.2

Other information
Employees (full-time equivalent)	89,483	91,013	90,979
Branches and offices(11)	2,379	2,398	2,439

(1)

Refer to page 136 of the Management’s Discussion & Analysis in the Bank’s 2023 Annual Report, available on www.sedarplus.ca, for an explanation of the composition of the measure. Such explanation is incorporated by reference hereto.

(2)	Refer to Non-GAAP Measures section starting on page 21.
(3)

2023 regulatory capital ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (February 2023). Prior period regulatory capital ratios were prepared in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).

(4)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(5)

2023 leverage ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements (February 2023). Prior period leverage ratios were prepared in accordance with OSFI Guideline – Leverage Requirements (November 2018).

(6)	This measure has been disclosed in this document in accordance with OSFI Guideline – Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio (April 2015).
(7)	This measure has been disclosed in this document in accordance with OSFI Guideline - Net Stable Funding Ratio Disclosure Requirements (January 2021).
(8)	Includes allowance for credit losses on all financial assets - loans, acceptances, off-balance sheet exposures, debt securities, and deposits with financial institutions.
(9)	Includes provision for credit losses on certain financial assets - loans, acceptances, and off-balance sheet exposures.
(10)	Prior period amounts have been restated to align with current period calculation.
(11)	Q4 2022 amount has been restated to include MD Financial and Jarislowsky Fraser offices.

Scotiabank Fourth Quarter Press Release 2023	3

Impact of Foreign Currency Translation

	Average exchange rate			% Change
For the three months ended	October 31 2023	July 31 2023	October 31 2022	October 31, 2023 vs. July 31, 2023	October 31, 2023 vs. October 31, 2022
U.S. dollar/Canadian dollar	0.736	0.750	0.752	(1.8)%	(2.0)%
Mexican Peso/Canadian dollar	12.850	12.959	15.072	(0.8)%	(14.7)%
Peruvian Sol/Canadian dollar	2.766	2.733	2.942	1.2%	(6.0)%
Colombian Peso/Canadian dollar	3,017.319	3,190.607	3,381.348	(5.4)%	(10.8)%
Chilean Peso/Canadian dollar	655.072	602.809	696.481	8.7%	(5.9)%

	Average exchange rate		% Change
For the year ended	October 31 2023	October 31 2022	October 31, 2023 vs. October 31, 2022
U.S. dollar/Canadian dollar	0.742	0.777	(4.5)%
Mexican Peso/Canadian dollar	13.424	15.799	(15.0)%
Peruvian Sol/Canadian dollar	2.788	3.002	(7.1)%
Colombian Peso/Canadian dollar	3,309.943	3,187.149	3.9%
Chilean Peso/Canadian dollar	624.816	669.905	(6.7)%

	For the three months ended		For the year ended
Impact on net income(1) ($ millions except EPS)	October 31, 2023 vs. October 31, 2022	October 31, 2023 vs. July 31, 2023	October 31, 2023 vs. October 31, 2022
Net interest income	$165	$(21)	$665
Non-interest income(2)	63	19	60

Total revenue	228	(2)	725
Non-interest expenses	(141)	(2)	(517)
Other items (net of tax)(2)	(56)	2	(158)

Net income	$31	$(2)	$50

Earnings per share (diluted)	$0.03	$—	$0.04

Impact by business line ($ millions)
Canadian Banking $	—	$1	$3
International Banking(2)	52	18	71
Global Wealth Management	5	3	23
Global Banking and Markets	5	6	62
Other(2)	(31)	(30)	(109)

Net income	$31	$(2)	$50

(1)	Includes the impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

Group Financial Performance

Net income

Q4 2023 vs Q4 2022

Net income was $1,385 million compared to $2,093 million, a decrease of 34%. This quarter included adjusting items impacting net income of $289 million compared to $522 million in the prior year (refer to Non-GAAP Measures starting on page 21). Adjusted net income was $1,674 million compared to $2,615 million, a decrease of 36%, due mainly to higher provision for credit losses and non-interest expenses and lower non-interest income, partly offset by lower provision for income taxes.

Q4 2023 vs Q3 2023

Net income was $1,385 million compared to $2,212 million, a decrease of 37%. This quarter included adjusting items impacting net income of $289 million compared to $15 million in the prior quarter (refer to Non-GAAP Measures starting on page 21). Adjusted net income was $1,674 million compared to $2,227 million, a decrease of 25%. The decrease was due mainly to higher provision for credit losses and non-interest expenses and lower non-interest income, partly offset by lower provision for income taxes.

Total revenue

Q4 2023 vs Q4 2022

Revenues were $8,308 million compared to $7,626 million, an increase of 9%. Adjusted revenues were $7,941 million compared to $7,987 million, a decrease of 1%.

4	Scotiabank Fourth Quarter Press Release 2023

Net interest income was $4,672 million, an increase of $50 million or 1%, due primarily to loan growth across all business lines, and the positive impact of foreign currency translation, largely offset by a lower contribution from asset/liability management activities related to higher funding costs. Net interest margin was down two basis points to 2.16%, driven primarily by a lower contribution from asset/liability management activities related to higher funding costs, and increased levels of high quality, lower-margin liquid assets. The decrease was partly offset by higher margins in International Banking and Canadian Banking.

Non-interest income was $3,636 million, an increase of $632 million or 21%. Adjusted non-interest income was $3,269 million, down $96 million or 3%. The decrease was due mainly to lower trading revenues, investment gains, and income from associated corporations, partly offset by higher fees and commissions, banking revenues, wealth management revenues, and the positive impact of foreign currency translation.

Q4 2023 vs Q3 2023

Revenues were $8,308 million compared to $8,090 million, an increase of 3%. Adjusted revenues were $7,941 million compared to $8,090 million, a decrease of 2%.

Net interest income increased $92 million or 2% driven by a higher net interest margin, partly offset by lower loan volumes. Net interest margin increased by six basis points, driven by higher margins across all business lines, partly offset by lower contribution from asset/liability management activities.

Non-interest income increased by $126 million or 4%. Adjusted non-interest income was down $241 million or 7%. The decrease was due mainly to lower trading revenues, lower unrealized gains on non-trading derivatives and income from associated corporations, partly offset by higher fees and commissions, higher banking revenues, and the positive impact of foreign currency translation.

Provision for credit losses

Q4 2023 vs Q4 2022

The provision for credit losses was $1,256 million, compared to $529 million, an increase of $727 million. The provision for credit losses ratio increased 37 basis points to 65 basis points.

The provision for credit losses on performing loans was $454 million, compared to $35 million. Retail provisions were $224 million and commercial provisions were $230 million this quarter, mostly in Canadian Banking. The increased provision this quarter was driven primarily by the unfavourable macroeconomic outlook and uncertainty around the impacts of higher interest rates, resulting from policy tightening to address inflation, on certain sectors in the North American non-retail portfolios, and the resulting migration in the Canadian retail portfolios. In addition, retail portfolio growth across markets increased the provision for credit losses. Prior year provisions benefitted from improved credit quality expectations mainly in Canadian retail, and improved credit quality in Global Banking and Markets. The provision for credit losses ratio on performing loans increased 21 basis points to 23 basis points.

The provision for credit losses on impaired loans was $802 million, compared to $494 million, an increase of $308 million due primarily to higher formations in Canadian and International Banking retail portfolios. The provision for credit losses ratio on impaired loans was 42 basis points, an increase of 16 basis points.

Q4 2023 vs Q3 2023

The provision for credit losses was $1,256 million, compared to $819 million, an increase of $437 million or 53%. The provision for credit losses ratio increased 23 basis points to 65 basis points.

The provision for credit losses on performing loans was $454 million, compared to $81 million, an increase of $373 million. The higher provision this quarter was driven primarily by the unfavourable macroeconomic outlook and uncertainty around the impacts of higher interest rates, resulting from policy tightening to address inflation, on certain sectors in the North American non-retail portfolios, and the resulting migration in the Canadian retail portfolios. Higher provisions were mainly in Canadian Banking and Global Banking and Markets. The provision for credit losses ratio on performing loans increased 19 basis points to 23 basis points.

The provision for credit losses on impaired loans was $802 million, compared to $738 million, an increase of $64 million or 9% due primarily to higher retail formations, and higher corporate and commercial provisions. The provision for credit losses ratio on impaired loans was 42 basis points, an increase of four basis points.

Non-interest expenses

Q4 2023 vs Q4 2022

Non-interest expenses were $5,529 million, an increase of 22%. Adjusted non-interest expenses were $4,723 million, an increase of $436 million or 10%, driven by higher personnel costs, technology-related costs, performance-based compensation, business and capital taxes, share-based compensation, advertising and the unfavourable impact of foreign currency translation. This was partly offset by lower professional fees.

The productivity ratio was 66.6% compared to 59.4%. The adjusted productivity ratio was 59.5% compared to 53.7%.

Q4 2023 vs Q3 2023

Non-interest expenses increased by $967 million or 21%. Adjusted non-interest expenses increased by $181 million or 4%. The increase was due to higher technology-related costs, performance-based compensation, professional fees and advertising. Partly offsetting were lower other employee benefits.

The productivity ratio was 66.6% compared to 56.4%. The adjusted productivity ratio was 59.5% compared to 56.1%.

Provision for income taxes

Q4 2023 vs Q4 2022

The effective tax rate was 9% compared to 18.5% due primarily to proportionally higher tax savings from higher tax-exempt income and higher income from lower tax rate jurisdictions, as well as the benefit of divestitures. This was partly offset by the increase in the Canadian statutory tax rate and lower inflationary adjustments. On an adjusted basis, the effective rate was 14.7% compared to 17.6% due primarily to proportionally higher tax savings from higher tax-exempt income and higher income from lower tax rate jurisdictions, partly offset by the increase in the Canadian statutory tax rate and lower inflationary adjustments.

Scotiabank Fourth Quarter Press Release 2023	5

Q4 2023 vs Q3 2023

The effective tax rate was 9% compared to 18.4% due primarily to proportionally higher tax savings from higher tax-exempt income and higher income from lower tax rate jurisdictions, as well as the benefit of divestitures. This was partly offset by the impairment charge on Bank of Xi’an Co. Ltd. On an adjusted basis, the effective rate was 14.7% compared to 18.4% due primarily to proportionally higher tax savings from higher tax-exempt income and higher income from lower tax rate jurisdictions.

Capital Ratios

The Bank continues to maintain strong, high quality capital levels which position it well for future business growth and opportunities. The CET1 ratio as at October 31, 2023 was 13.0%, an increase of approximately 150 basis points from the prior year. The ratio benefited from the adoption of OSFI’s revised Basel III requirements, internal capital generation during the year including lower risk-weighted assets, net share issuances from the Bank’s Shareholder Dividend and Share Purchase Plan, and the sale of CTFS, partly offset by the Canada Recovery Dividend tax accrual, the restructuring charges, contract terminations costs and other impairments announced during the fourth quarter.

The Bank’s Tier 1 capital ratio was 14.8% as at October 31, 2023, an increase of approximately 160 basis points from the prior year, due primarily to the above noted impacts to the CET1 ratio.

The Bank’s Total capital ratio was 17.2% as at October 31, 2023, an increase of approximately 190 basis points from 2022, due primarily to the above noted impacts to the Tier 1 capital ratio, and issuances of $1 billion, JPY 33 billion and JPY 12 billion of NVCC subordinated debentures, partly offset by $352 million in net amortization of NVCC subordinated debentures and other regulatory adjustments.

The TLAC ratio was 30.6% as at October 31, 2023, an increase of approximately 320 basis points from the prior year, primarily from higher available TLAC and lower risk-weighted assets.

The Leverage ratio was 4.2%, in line with the prior year, due primarily to growth in Tier 1 capital, offset by OSFI’s discontinuance of the temporary exclusion of central bank reserves from its leverage exposures measure and growth in the Bank’s on and off-balance sheet assets.

The TLAC Leverage ratio was 8.6%, a decrease of approximately 20 basis points from 2022, due primarily to OSFI’s discontinuance of the temporary exclusion of central bank reserves from its leverage exposures measure and growth in the Bank’s on and off-balance sheet assets.

The Bank’s capital, leverage and TLAC ratios continue to be in excess of OSFI’s minimum capital ratio requirements for 2023. For 2024, the Bank will continue to prudently manage its capital to address increasing regulatory requirements. The estimated CET1 impact from adoption of the higher capital output floor and the implementation of the new Fundamental Review of the Trading Book and Credit Valuation Adjustment Framework requirements in the first quarter of 2024 is approximately -75 basis points.

6	Scotiabank Fourth Quarter Press Release 2023

Business Segment Review

Canadian Banking

	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	October 31 2023	July 31 2023	October 31 2022	October 31 2023	October 31 2022
Reported Results
Net interest income	$2,562	$2,468	$2,363	$9,756	$9,001
Non-interest income(2)	767	748	771	3,087	3,029

Total revenue	3,329	3,216	3,134	12,843	12,030
Provision for credit losses	700	307	163	1,443	209
Non-interest expenses	1,513	1,448	1,397	5,867	5,388
Income tax expense	306	399	404	1,514	1,670

Net income	$810	$1,062	$1,170	$4,019	$4,763

Net income attributable to equity holders of the Bank	$810	$1,062	$1,170	$4,019	$4,763

Other financial data and measures
Return on equity(3)	17.0%	22.5%	24.7%	21.3%	26.3%
Net interest margin(3)	2.47%	2.35%	2.26%	2.34%	2.24%
Average assets ($ billions)	$447	$450	$446	$450	$430
Average liabilities ($ billions)	$386	$376	$347	$372	$332

(1)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2023 Annual Report to Shareholders.
(2)

Includes net income from investments in associated corporations for the three months ended October 31, 2023 - $23 (July 31, 2023 - $8; October 31, 2022 - $23) and for the year ended October 31, 2023 - $71 (October 31, 2022 - $64).

(3)	Refer to Non-GAAP Measures starting on page 21.

	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)	October 31 2023	July 31 2023	October 31 2022	October 31 2023	October 31 2022
Adjusted Results(1)
Net interest income	$2,562	$2,468	$2,363	$9,756	$9,001
Non-interest income	767	748	771	3,087	3,029

Total revenue	3,329	3,216	3,134	12,843	12,030
Provision for credit losses	700	307	163	1,443	209
Non-interest expenses(2)	1,513	1,447	1,391	5,863	5,366
Income tax expense	306	399	406	1,515	1,676

Net income	$810	$1,063	$1,174	$4,022	$4,779

(1)	Refer to Non-GAAP Measures starting on page 21 for the reconciliation of reported and adjusted results.
(2)

Includes adjustment for Amortization of acquisition-related intangible assets, excluding software for the three months ended October 31, 2023 – nil (July 31, 2023 – $1; October 31, 2022 – $6) and for the year ended October 31, 2023 – $4 (October 31, 2022 – $22).

Net income

Q4 2023 vs Q4 2022

Net income attributable to equity holders was $810 million, compared to $1,170 million. Adjusted net income attributable to equity holders was $810 million, a decrease of $364 million or 31%. The decline was due primarily to higher provision for credit losses and non-interest expenses, partly offset by higher revenue.

Q4 2023 vs Q3 2023

Net income attributable to equity holders declined $252 million or 24%. The decline was due primarily to higher provision for credit losses and non-interest expenses, partly offset by higher revenue.

Total revenue

Q4 2023 vs Q4 2022

Revenues were $3,329 million, an increase of $195 million or 6%.

Net interest income of $2,562 million increased $199 million or 8% due primarily to strong deposit growth and margin expansion. The net interest margin increased 21 basis points to 2.47% due primarily to higher loan margins and favourable changes in business mix, partly offset by lower deposit margins.

Non-interest income of $767 million declined $4 million due to lower banking fees, mostly offset by higher insurance revenue.

Q4 2023 vs Q3 2023

Revenues increased $113 million or 4%.

Net interest income increased $94 million or 4% due primarily to solid deposit growth and margin expansion. The net interest margin increased 12 basis points to 2.47% due primarily to higher loan spreads, and favourable changes in business mix.

Scotiabank Fourth Quarter Press Release 2023	7

Non-interest income increased $19 million or 3%. The increase was due primarily to higher income from associated corporations, insurance revenues, and foreign exchange fees, partly offset by elevated private equity gains in the prior period.

Provision for credit losses

Q4 2023 vs Q4 2022

The provision for credit losses was $700 million, compared to $163 million, an increase of $537 million. The provision for credit losses ratio increased 48 basis points to 63 basis points.

The provision for credit losses on performing loans was $414 million, compared to $10 million. The provision this period was driven primarily by the impact of the unfavourable macroeconomic outlook and continued uncertainty around the impact of higher interest rates resulting from policy tightening to address inflation, including the related impacts on migration in the retail portfolios and on certain sectors in the non-retail portfolios. The provision for credit losses ratio on performing loans increased 36 basis points to 37 basis points.

Provision for credit losses on impaired loans was $286 million, compared to $153 million, an increase of $133 million or 87% due to higher formations in the retail and commercial portfolios, including auto loans and unsecured lines. The provision for credit losses ratio on impaired loans was 26 basis points, an increase of 12 basis points.

Q4 2023 vs Q3 2023

The provision for credit losses was $700 million, compared to $307 million, an increase of $393 million. The provision for credit losses ratio increased 36 basis points to 63 basis points.

The provision for credit losses on performing loans was $414 million, compared to $49 million. The provision this period was driven primarily by the impact of unfavourable macroeconomic outlook and continued uncertainty around the impact of higher interest rates resulting from policy tightening to address inflation, including the related impacts of migration in the retail portfolios, and on certain sectors in the non-retail portfolios. The provision for credit losses ratio on performing loans increased 33 basis points to 37 basis points.

Provision for credit losses on impaired loans was $286 million, compared to $258 million, an increase of $28 million or 11% due primarily to higher retail formations. The provision for credit losses ratio on impaired loans was 26 basis points, an increase of three basis points.

Non-interest expenses

Q4 2023 vs Q4 2022

Non-interest expenses were $1,513 million, an increase of $116 million or 8%, due primarily to higher personnel costs, including inflationary adjustments, advertising, business development, and technology costs to support business growth.

Q4 2023 vs Q3 2023

Non-interest expenses increased by $65 million or 4%, due primarily to higher personnel, advertising and business development costs to support business growth.

Provision for income taxes

The effective tax rate was 27.4% for the quarter, compared to 25.7% in the prior year and 27.3% in the prior quarter.

Average assets

Q4 2023 vs Q4 2022

Average assets increased $1 billion to $447 billion. The growth included $9 billion or 11% in business loans and acceptances, $2 billion or 3% in personal loans, and $1 billion or 18% in credit card loans, partly offset by a decline of $11 billion or 4% in residential mortgages.

Q4 2023 vs Q3 2023

Average assets decreased $3 billion or 1%. The decline included $6 billion or 2% in residential mortgages, partly offset by growth of $2 billion or 2% in business loans and acceptances.

Average liabilities

Q4 2023 vs Q4 2022

Average liabilities increased $39 billion or 11% to $386 billion. The growth included $22 billion or 11% in personal deposits and $11 billion or 9% in non-personal deposits, primarily in term products.

Q4 2023 vs Q3 2023

Average liabilities increased $10 billion or 3%. The growth included $5 billion or 4% in non-personal deposits and $4 billion or 1% in personal deposits, primarily in term products.

8	Scotiabank Fourth Quarter Press Release 2023

International Banking

	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	October 31 2023	July 31 2023	October 31 2022	October 31 2023	October 31 2022
Reported Results
Net interest income	$2,137	$2,118	$1,806	$8,161	$6,900
Non-interest income(2)	662	728	698	2,937	2,827

Total revenue	2,799	2,846	2,504	11,098	9,727
Provision for credit losses	512	516	355	1,868	1,230
Non-interest expenses	1,522	1,491	1,364	5,928	5,212
Income tax expense	171	192	106	704	618

Net income	$594	$647	$679	$2,598	$2,667

Net income attributable to non-controlling interest in subsidiaries	$32	$19	$36	$112	$249
Net income attributable to equity holders of the Bank	$562	$628	$643	$2,486	$2,418

Other financial data and measures
Return on equity(3)	12.4%	13.4%	13.1%	13.1%	12.9%
Net interest margin(3)	4.18%	4.10%	4.08%	4.10%	3.96%
Average assets ($ billions)	$238	$241	$217	$237	$207
Average liabilities ($ billions)	$184	$184	$160	$179	$152

(1)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2023 Annual Report to Shareholders.
(2)

Includes net income from investments in associated corporations for the three months ended October 31, 2023 - $57 (July 31, 2023 - $62; October 31, 2022 - $51) and for the year ended October 31, 2023 - $251 (October 31, 2022 - $250).

(3)	Refer to Non-GAAP Measures starting on page 21.

	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)	October 31 2023	July 31 2023	October 31 2022	October 31 2023	October 31 2022
Adjusted Results(1)
Net interest income	$2,137	$2,118	$1,806	$8,161	$6,900
Non-interest income	662	728	698	2,937	2,827

Total revenue	2,799	2,846	2,504	11,098	9,727
Provision for credit losses	512	516	355	1,868	1,230
Non-interest expenses(2)	1,512	1,481	1,355	5,887	5,173
Income tax expense	173	195	108	715	629

Net income	$602	$654	$686	$2,628	$2,695

Net income attributable to non-controlling interest in subsidiaries	$32	$19	$36	$112	$249
Net income attributable to equity holders of the Bank	$570	$635	$650	$2,516	$2,446

(1)	Refer to Non-GAAP Measures starting on page 21 for the reconciliation of reported and adjusted results.
(2)

Includes adjustment for Amortization of acquisition-related intangible assets, excluding software for the three months ended October 31, 2023 – $10 (July 31, 2023 – $10; October 31, 2022 – $9) and for the year ended October 31, 2023 – $41 (October 31, 2022 – $39).

Net income

Q4 2023 vs Q4 2022

Net income attributable to equity holders decreased $81 million to $562 million. Adjusted net income attributable to equity holders decreased $80 million to $570 million. The decrease was driven by higher provision for credit losses, lower non-interest income and higher provision for income taxes, partly offset by higher net interest income and the positive impact of foreign currency translation.

Q4 2023 vs Q3 2023

Net income attributable to equity holders decreased by $66 million or 10%. Adjusted net income attributable to equity holders decreased by $65 million or 10%. The decrease was due primarily to lower non-interest income, partly offset by lower provision for income taxes, higher net interest income, the positive impact of foreign currency translation and lower provision for credit losses.

Scotiabank Fourth Quarter Press Release 2023	9

Financial Performance on a Constant Dollar Basis

International Banking business segment results are analyzed on a constant dollar basis which is a non-GAAP measure (refer to Non-GAAP Measures starting on page 21). Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported, adjusted and constant dollar results for International Banking for prior periods. The Bank believes that constant dollar is useful for readers to understand business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment. The tables below are computed on a basis that is different than the “Impact of foreign currency translation” table on page 4. Ratios are on a reported basis.

The discussion below on the results of operations is on a constant dollar basis.

Reported results on a constant dollar basis

	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)	October 31 2023	July 31 2023	October 31 2022	October 31 2023	October 31 2022
Constant dollars – Reported
Net interest income	$2,137	$2,099	$1,957	$8,161	$7,481
Non-interest income	662	752	761	2,937	2,907

Total revenue	2,799	2,851	2,718	11,098	10,388
Provision for credit losses	512	510	386	1,868	1,325
Non-interest expenses	1,522	1,487	1,472	5,928	5,584
Income tax expense	171	197	117	704	641

Net income	$594	$657	$743	$2,598	$2,838

Net income attributable to non-controlling interest in subsidiaries	$32	$19	$38	$112	$261
Net income attributable to equity holders of the Bank	$562	$638	$705	$2,486	$2,577

Other financial data and measures
Average assets ($ billions)	$238	$239	$232	$237	$222
Average liabilities ($ billions)	$184	$182	$173	$179	$164

Adjusted results on a constant dollar basis

	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)	October 31 2023	July 31 2023	October 31 2022	October 31 2023	October 31 2022
Constant dollars – Adjusted
Net interest income	$2,137	$2,099	$1,957	$8,161	$7,481
Non-interest income	662	752	761	2,937	2,907

Total revenue	2,799	2,851	2,718	11,098	10,388
Provision for credit losses	512	510	386	1,868	1,325
Non-interest expenses	1,512	1,477	1,462	5,887	5,542
Income tax expense	173	200	119	715	653

Net income	$602	$664	$751	$2,628	$2,868

Net income attributable to non-controlling interest in subsidiaries	$32	$19	$38	$112	$261
Net income attributable to equity holders of the Bank	$570	$645	$713	$2,516	$2,607

Net income

Q4 2023 vs Q4 2022

Net income attributable to equity holders was $562 million and adjusted net income attributable to equity holders was $570 million, down $143 million or 20%. The result was driven by higher provision for credit losses, lower non-interest income, higher provision for income taxes, and non-interest expenses, partly offset by higher net interest income.

Q4 2023 vs Q3 2023

Net income attributable to equity holders decreased by $76 million or 12%. Adjusted net income attributable to equity holders decreased by $75 million or 12%. The decrease was due primarily to lower non-interest income and higher non-interest expenses, partly offset by higher net interest income and lower provision for income taxes.

Total revenue

Q4 2023 vs Q4 2022

Revenues were $2,799 million, an increase of $81 million or 3%.

Net interest income was $2,137 million, an increase of $180 million or 9%, driven by higher interest income from securities and deposit margins mainly in the Caribbean. Net interest margin increased by 10 basis points to 4.18%, driven by asset repricing outpacing cost of funds, lower inflation and changes in the business mix.

Non-interest income was $662 million a decrease of $99 million or 13%, driven by lower trading revenues and banking fees.

10	Scotiabank Fourth Quarter Press Release 2023

Q4 2023 vs Q3 2023

Revenues decreased by $52 million or 2%.

Net interest income increased by $38 million or 2%, driven by margin expansion. Net interest margin increased by eight basis points to 4.18%, mainly driven by asset repricing outpacing cost of funds, changes in the business mix and higher inflation.

Non-interest income decreased by $90 million or 12% due to lower trading revenues and lower banking fees.

Provision for credit losses

Q4 2023 vs Q4 2022

The provision for credit losses was $512 million compared to $386 million, an increase of $126 million or 33%. The provision for credit losses ratio increased 30 basis points to 119 basis points.

Provision for credit losses on performing loans was $7 million, compared to $37 million. The provision this period was driven by the impact of the continued unfavourable macroeconomic outlook, primarily impacting the commercial portfolio and retail portfolio growth. This was partly offset by retail credit migration to impaired.

Provision for credit losses on impaired loans was $505 million, compared to $349 million, an increase of $156 million or 45%. This increase was due primarily to higher retail formations across the Pacific Alliance markets. The provision for credit losses ratio on impaired loans was 118 basis points, an increase of 37 basis points.

Q4 2023 vs Q3 2023

The provision for credit losses was $512 million, compared to $510 million, an increase of $2 million. The provision for credit losses ratio was 119 basis points, an increase of one basis point.

Provision for credit losses on performing loans was $7 million compared to $26 million. The provision this period was driven by the impact of the continued unfavourable macroeconomic outlook primarily impacting the commercial portfolio and retail portfolio growth. This was partly offset by retail credit migration to impaired.

Provision for credit losses on impaired loans was $505 million compared to $484 million, an increase of $21 million or 4% due partly to higher retail formations, primarily in Mexico and Peru, and higher commercial provisions. The provision for credit losses ratio on impaired loans increased by seven basis points to 118 basis points.

Non-interest expenses

Q4 2023 vs Q4 2022

Non-interest expenses were $1,522 million, an increase of $50 million or 3%. Adjusted non-interest expenses were $1,512 million, an increase of 3%, from inflationary pressures, partly offset by prudent expense management and savings initiatives.

Q4 2023 vs Q3 2023

Non-interest expenses were $1,522 million, an increase of 2%. Adjusted non-interest expenses increased by $35 million or 2% from $1,477 million last quarter, driven mainly by technology expenses to support business growth.

Provision for income taxes

Q4 2023 vs Q4 2022

The effective tax rate was 22.3%, compared to 13.5%. On an adjusted basis the effective tax rate was 22.4%, as compared to 13.6% in the same quarter last year due primarily to lower inflationary adjustments in Chile and Mexico.

Q4 2023 vs Q3 2023

The effective tax rate was 22.3%, compared to 22.9%. On an adjusted basis the effective tax rate was 22.4%, compared to 22.9%, due to lower inflationary adjustments in Mexico.

Average assets

Q4 2023 vs Q4 2022

Average assets were $238 billion, an increase of $6 billion or 3%. Loans grew 2%, primarily in Mexico, Brazil, and Chile. The growth included 7% in residential mortgages, partly offset by a decrease of 1% in business loans.

Q4 2023 vs Q3 2023

Average assets were in line with prior quarter. Total loans decreased by 1%, driven by a 2% decrease in business loans mainly in Chile and Peru. This was partly offset by an increase of 1% in residential mortgages, mainly in Mexico.

Average liabilities

Q4 2023 vs Q4 2022

Average liabilities were $184 billion, an increase of $11 billion or 6%. Total deposits increased by $11 billion or 9%, primarily in Mexico and Brazil. The growth included 12% in non-personal deposits and 3% in personal deposits. Term deposits increased by $12 billion or 21% while non-term deposits decreased by 3%.

Q4 2023 vs Q3 2023

Average liabilities were $184 billion, an increase of $2 billion. Total deposits increased by $3 billion or 3%, primarily in Mexico and Brazil, mainly driven by non-personal deposits which increased by 4%.

Scotiabank Fourth Quarter Press Release 2023	11

Global Wealth Management

	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	October 31 2023	July 31 2023	October 31 2022	October 31 2023	October 31 2022
Reported Results
Net interest income	$213	$207	$206	$842	$764
Non-interest income	1,119	1,129	1,083	4,449	4,617

Total revenue	1,332	1,336	1,289	5,291	5,381
Provision for credit losses	5	2	1	10	6
Non-interest expenses	887	843	798	3,350	3,259
Income tax expense	111	123	127	491	551

Net income	$329	$368	$363	$1,440	$1,565

Net income attributable to non-controlling interest in subsidiaries	$2	$2	$2	$9	$9
Net income attributable to equity holders of the Bank	$327	$366	$361	$1,431	$1,556

Other financial data and measures
Return on equity(2)	13.2%	14.9%	14.8%	14.6%	16.2%
Assets under administration ($ billions)	$610	$631	$580	$610	$580
Assets under management ($ billions)	$317	$331	$311	$317	$311

(1)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2023 Annual Report to Shareholders.
(2)	Refer to Non-GAAP Measures starting on page 21.

	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)	October 31 2023	July 31 2023	October 31 2022	October 31 2023	October 31 2022
Adjusted Results(1)
Net interest income	$213	$207	$206	$842	$764
Non-interest income	1,119	1,129	1,083	4,449	4,617

Total revenue	1,332	1,336	1,289	5,291	5,381
Provision for credit losses	5	2	1	10	6
Non-interest expenses(2)	878	834	789	3,314	3,223
Income tax expense	114	125	129	501	560

Net income	$335	$375	$370	$1,466	$1,592

Net income attributable to non-controlling interest in subsidiaries	$2	$2	$2	$9	$9
Net income attributable to equity holders of the Bank	$333	$373	$368	$1,457	$1,583

(1)	Refer to Non-GAAP Measures starting on page 21 for the reconciliation of reported and adjusted results.
(2)

Includes adjustment for Amortization of acquisition-related intangible assets, excluding software for the three months ended October 31, 2023 – $ 9 (July 31, 2023 – $9; October 31, 2022 – $ 9) and for the year ended October 31, 2023 – $36 (October 31, 2022 – $36).

Net income

Q4 2023 vs Q4 2022

Net income attributable to equity holders was $327 million, compared to $361 million. Adjusted net income attributable to equity holders was $333 million, down $35 million or 10%. The decline was due primarily to higher non-interest expenses, partly offset by strong revenue growth in the international businesses and higher brokerage revenues in Canada.

Q4 2023 vs Q3 2023

Net income attributable to equity holders decreased $39 million or 11%. Adjusted net income attributable to equity holders decreased $40 million or 11%, due primarily to higher non-interest expenses and lower mutual fund fees.

Total revenue

Q4 2023 vs Q4 2022

Revenues were $1,332 million, an increase of $43 million or 3% due primarily to higher revenues in the international businesses and higher brokerage revenues in Canada.

Q4 2023 vs Q3 2023

Revenues were down $4 million due primarily to lower mutual fund fees, partly offset by higher net interest income.

Provision for credit losses

Q4 2023 vs Q4 2022

The provision for credit losses was $5 million, an increase of $4 million. The provision for credit losses ratio increased seven basis points to nine basis points, mostly on impaired loans.

Provision for credit losses on performing loans increased by $1 million, while the provision for credit losses on impaired loans increased by $3 million.

Q4 2023 vs Q3 2023

The provision for credit losses was $5 million, an increase of $3 million. The provision for credit losses ratio increased six basis points to nine basis points, mostly on impaired loans.

12	Scotiabank Fourth Quarter Press Release 2023

Provision for credit losses on performing loans increased by $2 million, while provisions for credit losses on impaired loans increased by $1 million.

Non-interest expenses

Q4 2023 vs Q4 2022

Non-interest expenses of $887 million increased by $89 million or 11%, driven largely by higher volume-related expenses and personnel and technology costs to support business growth.

Q4 2023 vs Q3 2023

Non-interest expenses increased by $44 million or 5%, driven largely by higher technology, advertising, and business development expenses to support business growth.

Provision for income taxes

The effective tax rate was 25.4% compared to 25.8% in the prior year and 25.0% in the prior quarter.

Assets under management (AUM) and assets under administration (AUA)

Q4 2023 vs Q4 2022

Assets under management of $317 billion increased $6 billion or 2% driven by market appreciation partly offset by net redemptions. Assets under administration of $610 billion increased $30 billion or 5% due primarily to higher net sales and market appreciation.

Q4 2023 vs Q3 2023

Assets under management decreased $14 billion or 4% due primarily to market depreciation. Assets under administration decreased $21 billion or 3% due primarily to market depreciation, partly offset by higher net sales.

Global Banking and Markets

	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	October 31 2023	July 31 2023	October 31 2022	October 31 2023	October 31 2022
Reported Results
Net interest income	$397	$337	$492	$1,572	$1,630
Non-interest income	957	1,006	862	3,980	3,542

Total revenue	1,354	1,343	1,354	5,552	5,172
Provision for credit losses	39	(6)	11	101	(66)
Non-interest expenses	779	758	696	3,062	2,674
Income tax expense	122	157	163	621	653

Net income	$414	$434	$484	$1,768	$1,911

Net income attributable to equity holders of the Bank	$414	$434	$484	$1,768	$1,911

Other financial data and measures
Return on equity(2)	12.4%	12.9%	13.4%	12.2%	14.3%
Average assets ($ billions)	$500	$493	$461	$490	$445
Average liabilities ($ billions)	$471	$450	$430	$455	$414

(1)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2023 Annual Report to Shareholders.
(2)	Refer to Non-GAAP Measures starting on page 21.

Net income

Q4 2023 vs Q4 2022

Net income attributable to equity holders was $414 million, a decrease of $70 million or 14%. This was due mainly to higher non-interest expenses, lower net interest income and higher provision for credit losses, partly offset by higher non-interest income.

Q4 2023 vs Q3 2023

Net income attributable to equity holders decreased by $20 million or 5%. This was due to lower non-interest income, higher provision for credit losses and non-interest expenses, partly offset by higher net interest income and the positive impact of foreign currency translation.

Total revenue

Q4 2023 vs Q4 2022

Revenues were $1,354 million, in line with the prior year as higher non-interest income was offset by lower net interest income.

Net interest income of $397 million decreased $95 million or 19%. This was due mainly to higher trading-related funding costs, and lower corporate lending margins, partly offset by higher deposit margins.

Non-interest income was $957 million, an increase of $95 million or 11%, due mainly to higher fee and commission revenue, partially offset by lower trading-related revenue.

Q4 2023 vs Q3 2023

Revenues increased by $11 million or 1%.

Scotiabank Fourth Quarter Press Release 2023	13

Net interest income of $397 million increased $60 million or 18%. This was due mainly to higher deposit margins and higher corporate lending margins.

Non-interest income decreased by $49 million or 5%, due mainly to lower trading-related revenues, partly offset by higher fee and commission revenue.

Provision for credit losses

Q4 2023 vs Q4 2022

The provision for credit losses was $39 million compared to $11 million. The provision for credit losses ratio was 11 basis points, an increase of eight basis points.

Provision for credit losses on performing loans was $30 million, compared to a net reversal of $11 million, due to the continued unfavourable macroeconomic outlook including higher interest rates, and on certain sectors in the North American non-retail portfolios.

Provision for credit losses on impaired loans was $9 million, related primarily to one account in the engineering and contracting sector, compared to $22 million in the prior period. The provision for credit losses ratio on impaired loans was three basis points, a decrease of three basis points.

Q4 2023 vs Q3 2023

The provision for credit losses was $39 million, compared to a net reversal of $6 million. The provision for credit losses ratio was 11 basis points, an increase of 13 basis points.

Provision for credit losses on performing loans was $30 million compared to $4 million, an increase of $26 million due to the continued unfavourable macroeconomic outlook including higher interest rates, and on certain sectors in the North American non-retail portfolios.

Provision for credit losses on impaired loans was $9 million, related primarily to one account in the engineering and contracting sector, compared to a net reversal of $10 million in the prior quarter. The provision for credit losses ratio on impaired loans was three basis points, an increase of six basis points.

Non-interest expenses

Q4 2023 vs Q4 2022

Non-interest expenses of $779 million increased by $83 million or 12%. This was due mainly to higher personnel and technology costs to support business growth, and the negative impact of foreign currency translation.

Q4 2023 vs Q3 2023

Non-interest expenses increased $21 million or 3%, due mainly to higher technology costs to support business growth and the negative impact of foreign currency translation.

Provision for income taxes

Q4 2023 vs Q4 2022

The effective tax rate for the quarter decreased to 22.8% from 25.2% in the prior year, due mainly to the change in earnings mix across jurisdictions, partly offset by the increase in the Canadian statutory tax rate.

Q4 2023 vs Q3 2023

The effective tax rate for the quarter was 22.8% compared to 26.5%, due mainly to the change in earnings mix across jurisdictions.

Average assets

Q4 2023 vs Q4 2022

Average assets were $500 billion, an increase of $39 billion or 8%, due mainly to higher securities purchased under resale agreements, trading assets, and the impact of foreign currency translation.

Q4 2023 vs Q3 2023

Average assets increased $7 billion or 1%, due mainly to higher securities purchased under resale agreements and the impact of foreign currency translation.

Average liabilities

Q4 2023 vs Q4 2022

Average liabilities were $471 billion, an increase of $41 billion or 10%, due mainly to higher increases in securities sold under repurchase agreements and the impact of foreign currency translation.

Q4 2023 vs Q3 2023

Average liabilities increased $21 billion or 5%, due mainly to higher securities sold under repurchase agreements, higher deposits and the impact of foreign currency translation.

14	Scotiabank Fourth Quarter Press Release 2023

Other

	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	October 31 2023	July 31 2023	October 31 2022	October 31 2023	October 31 2022
Reported Results
Net interest income	$(637)	$(550)	$(245)	$(2,044)	$(180)
Non-interest income	131	(101)	(410)	(433)	(714)

Total revenue	(506)	(651)	(655)	(2,477)	(894)
Provision for credit losses	—	—	(1)	—	3
Non-interest expenses	828	22	274	924	569

Income tax expense/(benefit)	(572)	(374)	(325)	(1,104)	(734)

Net income (loss)	$(762)	$(299)	$(603)	$(2,297)	$(732)
Net income (loss) attributable to non-controlling interest in subsidiaries	$(3)	$—	$—	$(3)	$—
Net income (loss) attributable to equity holders	$(759)	$(299)	$(603)	$(2,294)	$(732)

Other measures
Average assets ($ billions)	$191	$184	$175	$185	$167
Average liabilities ($ billions)	$252	$273	$278	$273	$263

(1)	Results are presented on a taxable equivalent basis. Refer to Business Line Overview section of the Bank’s 2023 Annual Report to Shareholders.

	For the three months ended			For the year ended
(Unaudited) ($ millions) (Taxable equivalent basis)	October 31 2023	July 31 2023	October 31 2022	October 31 2023	October 31 2022
Adjusted Results(1)
Net interest income	$(637)	$(550)	$(245)	$(2,044)	$(180)
Non-interest income(2)	(236)	(101)	(49)	(800)	(353)

Total revenue	(873)	(651)	(294)	(2,844)	(533)
Provision for credit losses	—	—	(1)	—	3
Non-interest expenses(3)	41	22	56	137	351
Income tax expense/(benefit)(4)	(427)	(374)	(250)	(1,538)	(659)

Net income (loss)	$(487)	$(299)	$(99)	$(1,443)	$(228)

Net income (loss) attributable to non-controlling interest in subsidiaries	$—	$—	$1	$—	$1
Net income (loss) attributable to equity holders	$(487)	$(299)	$(100)	$(1,443)	$(229)

(1)	Refer to Non-GAAP Measures starting on page 21 for the description of the adjustments.
(2)

Includes adjustment for net (gain)/loss on divestitures and wind-down of operations of $(367) in Q4 2023 and for the year ended October 31, 2023 (Q4 2022 and for the year ended October 31, 2022 – $361).

(3)

Includes adjustments for restructuring charge and severance provisions of $354, consolidation of real estate and contract termination costs of $87 and impairment of non-financial assets of $346 in Q4 2023 and for the year ended October 31, 2023 (Q4 2022 and for the year ended October 31, 2022—Restructuring charge and severance provisions of $85 and Support costs for the Scene+ loyalty program of $133).

(4)	Includes adjustment for the Canada Recovery Dividend of $579 for the year ended October 31, 2023 (October 31, 2022 – nil).

The Other segment includes Group Treasury, smaller operating segments and corporate items which are not allocated to a business line. Group Treasury is primarily responsible for Balance Sheet, Liquidity and Interest Rate Risk management, which includes the Bank’s wholesale funding activities.

Net interest income, non-interest income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis.

Net income from associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

Q4 2023 vs Q4 2022

Net income attributable to equity holders was a net loss of $759 million, compared to a net loss of $603 million last year. Adjusted net income attributable to equity holders was a net loss of $487 million compared to a net loss of $100 million in the prior year. The higher loss of $387 million was due mainly to lower revenues primarily related to higher funding costs, partly offset by higher income from liquid assets, lower investment gains and income from associated corporations. The decline in revenue was partly offset by lower provision for income taxes and lower non-interest expenses.

Q4 2023 vs Q3 2023

Net income attributable to equity holders decreased $460 million from the prior quarter. On an adjusted basis, net income attributable to equity holders decreased $188 million due mainly to higher funding costs and lower income from associated corporations. This was partly offset by higher income from liquid assets and lower provision for income taxes.

Scotiabank Fourth Quarter Press Release 2023	15

Consolidated Statement of Financial Position

	As at
	October 31	July 31	October 31
(Unaudited) ($ millions)	2023	2023	2022
Assets
Cash and deposits with financial institutions	$90,312	$90,325	$65,895
Precious metals	937	1,009	543
Trading assets
Securities	107,612	108,310	103,547
Loans	7,544	8,420	7,811
Other	2,712	2,571	1,796

	117,868	119,301	113,154
Securities purchased under resale agreements and securities borrowed	199,325	198,358	175,313
Derivative financial instruments	51,340	44,655	55,699
Investment securities	118,237	110,195	110,008
Loans
Residential mortgages	344,182	347,707	349,279
Personal loans	104,170	103,733	99,431
Credit cards	17,109	16,607	14,518
Business and government	291,822	290,051	287,107

	757,283	758,098	750,335
Allowance for credit losses	6,372	5,893	5,348

	750,911	752,205	744,987
Other
Customers’ liability under acceptances, net of allowance	18,628	20,425	19,494
Property and equipment	5,642	5,685	5,700
Investments in associates	1,925	2,607	2,633
Goodwill and other intangible assets	17,193	17,262	16,833
Deferred tax assets	3,530	3,159	1,903
Other assets	34,941	30,912	37,256

	81,859	80,050	83,819

Total assets	$1,410,789	$1,396,098	$1,349,418

Liabilities
Deposits
Personal	$288,617	$284,738	$265,892
Business and government	612,267	615,431	597,617
Financial institutions	51,449	57,056	52,672

	952,333	957,225	916,181
Financial instruments designated at fair value through profit or loss	26,779	28,893	22,421
Other
Acceptances	18,718	20,478	19,525
Obligations related to securities sold short	36,403	37,522	40,449
Derivative financial instruments	58,660	50,848	65,900
Obligations related to securities sold under repurchase agreements and securities lent	160,007	147,432	139,025
Subordinated debentures	9,693	9,566	8,469
Other liabilities	69,529	66,416	62,699

	353,010	332,262	336,067

Total liabilities	1,332,122	1,318,380	1,274,669

Equity
Common equity
Common shares	20,109	19,627	18,707
Retained earnings	55,746	55,783	53,761
Accumulated other comprehensive income (loss)	(6,918)	(7,340)	(7,166)
Other reserves	(84)	(88)	(152)

Total common equity	68,853	67,982	65,150
Preferred shares and other equity instruments	8,075	8,075	8,075

Total equity attributable to equity holders of the Bank	76,928	76,057	73,225
Non-controlling interests in subsidiaries	1,739	1,661	1,524

Total equity	78,667	77,718	74,749

Total liabilities and equity	$1,410,789	$1,396,098	$1,349,418

16	Scotiabank Fourth Quarter Press Release 2023

Consolidated Statement of Income

	For the three months ended			For the year ended
(Unaudited) ($ millions)	October 31 2023	July 31 2023	October 31 2022	October 31 2023	October 31 2022
Revenue
Interest income(1)
Loans	$11,823	$11,525	$9,271	$45,043	$29,390
Securities	1,899	1,831	1,217	6,833	2,877
Securities purchased under resale agreements and securities borrowed	377	397	209	1,478	459
Deposits with financial institutions	1,010	936	421	3,470	832

	15,109	14,689	11,118	56,824	33,558

Interest expense
Deposits	9,726	9,438	5,722	35,650	12,794
Subordinated debentures	133	123	93	471	270
Other	578	548	681	2,416	2,379

	10,437	10,109	6,496	38,537	15,443

Net interest income	4,672	4,580	4,622	18,287	18,115

Non-interest income
Card revenues	199	188	195	778	779
Banking services fees	474	474	456	1,879	1,770
Credit fees	479	469	451	1,861	1,647
Mutual funds	527	541	528	2,127	2,269
Brokerage fees	284	285	264	1,117	1,125
Investment management and trust	259	261	242	1,029	999
Underwriting and advisory fees	152	146	136	554	543
Non-trading foreign exchange	239	213	228	911	878
Trading revenues	197	360	418	1,580	1,791
Net gain on sale of investment securities	(1)	30	71	129	74
Net income from investments in associated corporations	18	55	49	153	268
Insurance underwriting income, net of claims	134	113	114	482	433
Other fees and commissions	321	283	206	1,072	650
Other	354	92	(354)	348	75

	3,636	3,510	3,004	14,020	13,301

Total revenue	8,308	8,090	7,626	32,307	31,416
Provision for credit losses	1,256	819	529	3,422	1,382

	7,052	7,271	7,097	28,885	30,034

Non-interest expenses
Salaries and employee benefits	2,452	2,379	2,187	9,596	8,836
Premises and technology	701	661	636	2,659	2,424
Depreciation and amortization	590	412	394	1,820	1,531
Communications	99	101	90	395	361
Advertising and business development	159	142	140	576	480
Professional	219	199	239	780	826
Business and capital taxes	161	154	134	634	541
Other	1,148	514	709	2,671	2,103

	5,529	4,562	4,529	19,131	17,102

Income before taxes	1,523	2,709	2,568	9,754	12,932
Income tax expense	138	497	475	2,226	2,758

Net income	$1,385	$2,212	$2,093	$7,528	$10,174
Net income attributable to non-controlling interests in subsidiaries	31	21	38	118	258

Net income attributable to equity holders of the Bank	$1,354	$2,191	$2,055	$7,410	$9,916
Preferred shareholders and other equity instrument holders	109	105	106	419	260
Common shareholders	$1,245	$2,086	$1,949	$6,991	$9,656

Earnings per common share (in dollars)
Basic	$1.03	$1.74	$1.64	$5.84	$8.05
Diluted	1.02	1.72	1.63	5.78	8.02
Dividends paid per common share (in dollars)	1.06	1.06	1.03	4.18	4.06

(1)

Includes interest income on financial assets measured at amortized cost and FVOCI, calculated using the effective interest method, of $14,603 for the three months ended October 31, 2023 (July 31, 2023 – $14,127; October 31, 2022 – $10,703) and for the year ended October 31, 2023 – $54,824 (October 31, 2022 – $32,573).

Scotiabank Fourth Quarter Press Release 2023	17

Consolidated Statement of Comprehensive Income

	For the three months ended			For the year ended
(Unaudited) ($ millions)	October 31 2023	July 31 2023	October 31 2022	October 31 2023	October 31 2022
Net income	$1,385	$2,212	$2,093	$7,528	$10,174
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	675	(946)	3,106	1,345	3,703
Net gains (losses) on hedges of net investments in foreign operations	(335)	298	(1,140)	(577)	(1,655)
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	8	(14)	27	2	28
Net gains (losses) on hedges of net investments in foreign operations	(95)	82	(299)	(176)	(434)

	427	(716)	2,238	942	2,454
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income:
Net gains (losses) in fair value	(851)	(559)	(2,460)	176	(4,333)
Reclassification of net (gains) losses to net income	496	711	1,767	327	2,717
Income tax expense (benefit):
Net gains (losses) in fair value	(234)	(149)	(619)	19	(1,108)
Reclassification of net (gains) losses to net income	137	199	458	106	704

	(258)	102	(532)	378	(1,212)
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	463	(1,601)	(1,669)	3,763	(10,037)
Reclassification of net (gains) losses to net income	(151)	1,025	(937)	(3,455)	3,880
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	61	(424)	(444)	1,034	(2,709)
Reclassification of net (gains) losses to net income	32	257	(233)	(971)	1,089

	219	(409)	(1,929)	245	(4,537)

Other comprehensive income (loss) from investments in associates	(11)	7	(382)	(16)	(344)

Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	307	245	(17)	108	955
Income tax expense (benefit)	58	68	(1)	(6)	277

	249	177	(16)	114	678
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income:
Net gains (losses) in fair value	(125)	(181)	(160)	(253)	(106)
Income tax expense (benefit)	(36)	(32)	(46)	(73)	(32)

	(89)	(149)	(114)	(180)	(74)
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	(61)	(1,848)	373	(1,338)	1,958
Income tax expense (benefit)	(17)	(513)	98	(353)	514

	(44)	(1,335)	275	(985)	1,444

Other comprehensive income (loss) from investments in associates	—	—	—	2	2

Other comprehensive income (loss)	493	(2,323)	(460)	500	(1,589)

Comprehensive income (loss)	$1,878	$(111)	$1,633	$8,028	$8,585
Comprehensive income (loss) attributable to non-controlling interests	102	89	60	327	233

Comprehensive income (loss) attributable to equity holders of the Bank	1,776	(200)	1,573	7,701	8,352
Preferred shareholders and other equity instrument holders	109	105	106	419	260
Common shareholders	$1,667	$(305)	$1,467	$7,282	$8,092

18	Scotiabank Fourth Quarter Press Release 2023

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)
(Unaudited) ($ millions)	Common shares	Retained earnings(1)	Foreign currency translation	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other(2)	Other reserves		Total common equity	Preferred shares and other equity instruments	Total attributable to equity holders	Non- controlling interests in subsidiaries		Total
Balance as at October 31, 2022	$18,707	$53,761	$(2,478)	$(1,482)	$216	$(4,786)	$1,364	$(152)		$65,150	$8,075	$73,225	$1,524		$74,749
Net income	—	6,991	—	—	—	—	—	—		6,991	419	7,410	118		7,528
Other comprehensive income (loss)	—	—	766	378	(201)	240	(892)	—		291	—	291	209		500

Total comprehensive income	$—	$6,991	$766	$378	$(201)	$240	$(892)	$—		$7,282	$419	$7,701	$327		$8,028
Shares/instruments issued	1,402	—	—	—	—	—	—	(3)		1,399	—	1,399	—		1,399
Shares repurchased/redeemed	—	—	—	—	—	—	—	—		—	—	—	—		—
Dividends and distributions paid to equity holders	—	(5,003)	—	—	—	—	—	—		(5,003)	(419)	(5,422)	(101)		(5,523)
Share-based payments(3)	—	—	—	—	—	—	—	14		14	—	14	—		14
Other	—	(3)	(43)	—	(1)	1	—	57		11	—	11	(11)		—

Balance as at October 31, 2023	$20,109	$55,746	$(1,755)	$(1,104)	$14	$(4,545)	$472	$(84)		$68,853	$8,075	$76,928	$1,739		$78,667

Balance as at October 31, 2021	$18,507	$51,354	$(4,709)	$(270)	$291	$(214)	$(431)	$222		$64,750	$6,052	$70,802	$2,090		$72,892
Net income	—	9,656	—	—	—	—	—	—		9,656	260	9,916	258		10,174
Other comprehensive income (loss)	—	—	2,411	(1,212)	(35)	(4,523)	1,795	—		(1,564)	—	(1,564)	(25)		(1,589)

Total comprehensive income	$—	$9,656	$2,411	$(1,212)	$(35)	$(4,523)	$1,795	$—		$8,092	$260	$8,352	$233		$8,585
Shares/instruments issued	706	—	—	—	—	—	—	(18)		688	2,523	3,211	—		3,211
Shares repurchased/redeemed	(506)	(2,367)	—	—	—	—	—	—		(2,873)	(500)	(3,373)	—		(3,373)
Dividends and distributions paid to equity holders	—	(4,858)	—	—	—	—	—	—		(4,858)	(260)	(5,118)	(115)		(5,233)
Share-based payments(3)	—	—	—	—	—	—	—	10		10	—	10	—		10
Other	—	(24)	(180)	—	(40)	(49)	—	(366	)(4)	(659)	—	(659)	(684	)(4)	(1,343)

Balance as at October 31, 2022	$18,707	$53,761	$(2,478)	$(1,482)	$216	$(4,786)	$1,364	$(152)		$65,150	$8,075	$73,225	$1,524		$74,749

(1)	Includes undistributed retained earnings of $71 (October 31, 2022—$67) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share from associates, Employee benefits and Own credit risk.
(3)	Represents amounts on account of share-based payments (refer to Note 26 of the Consolidated Financial Statements in the 2023 Annual Report to Shareholders).
(4)

Includes changes to non-controlling interests arising from business combinations and related transactions (refer to Note 36 of the Consolidated Financial Statements in the 2023 Annual Report to Shareholders).

Scotiabank Fourth Quarter Press Release 2023	19

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended		For the year ended
	October 31	October 31	October 31	October 31
Sources (uses) of cash flows	2023	2022	2023	2022
Cash flows from operating activities
Net income	$1,385	$2,093	$7,528	$10,174
Adjustment for:
Net interest income	(4,672)	(4,622)	(18,287)	(18,115)
Depreciation and amortization	590	394	1,820	1,531
Provision for credit losses	1,256	529	3,422	1,382
Impairment on investments in associates	185	—	185	—
Equity-settled share-based payment expense	2	1	14	10
Net gain on sale of investment securities	1	(71)	(129)	(74)
Net (gain)/loss on divestitures	(367)	233	(367)	233
Net income from investments in associated corporations	(18)	(49)	(153)	(268)
Income tax expense	138	475	2,226	2,758
Changes in operating assets and liabilities:
Trading assets	3,158	8,494	(2,689)	37,501
Securities purchased under resale agreements and securities borrowed	4,834	(13,864)	(18,966)	(41,438)
Loans	6,648	(19,803)	4,414	(97,161)
Deposits	(24,119)	13,825	19,478	95,905
Obligations related to securities sold short	(1,667)	(4,700)	(4,616)	(1,292)
Obligations related to securities sold under repurchase agreements and securities lent	7,862	5,780	15,937	10,838
Net derivative financial instruments	2,545	(1,567)	2,080	115
Other, net	2,139	5,876	(219)	(1,404)
Dividends received	308	299	1,299	1,156
Interest received	14,853	10,437	55,617	31,931
Interest paid	(9,801)	(5,385)	(34,731)	(13,336)
Income tax paid	(514)	(742)	(2,139)	(3,503)

Net cash from/(used in) operating activities	4,746	(2,367)	31,724	16,943

Cash flows from investing activities
Interest-bearing deposits with financial institutions	(641)	5,962	(23,538)	25,783
Purchase of investment securities	(32,536)	(16,593)	(100,919)	(97,736)
Proceeds from sale and maturity of investment securities	26,489	16,488	94,875	63,130
Acquisition/divestiture of subsidiaries, associated corporations or business units, net of cash acquired	895	165	895	(549)
Property and equipment, net of disposals	(153)	(177)	(442)	(571)
Other, net	(373)	(801)	(911)	(1,350)

Net cash from/(used in) investing activities	(6,319)	5,044	(30,040)	(11,293)

Cash flows from financing activities
Proceeds from issue of subordinated debentures	110	—	1,447	3,356
Redemption of subordinated debentures	(76)	(24)	(78)	(1,276)
Proceeds from preferred shares and other equity instruments issued	—	1,023	—	2,523
Redemption of preferred shares	—	—	—	(500)
Proceeds from common shares issued	482	5	1,402	137
Common shares purchased for cancellation	—	(128)	—	(2,873)
Cash dividends and distributions paid	(1,387)	(1,333)	(5,422)	(5,118)
Distributions to non-controlling interests	(26)	(26)	(101)	(115)
Payment of lease liabilities	(77)	(69)	(325)	(322)
Other, net	(15)	(778)	311	(391)

Net cash from/(used in) financing activities	(989)	(1,330)	(2,766)	(4,579)

Effect of exchange rate changes on cash and cash equivalents	100	305	190	301

Net change in cash and cash equivalents	(2,462)	1,652	(892)	1,372
Cash and cash equivalents at beginning of period(1)	12,635	9,413	11,065	9,693

Cash and cash equivalents at end of period(1)	$10,173	$11,065	$10,173	$11,065

(1)	Represents cash and non-interest-bearing deposits with financial institutions (refer to Note 6 of the Consolidated Financial Statements in the 2023 Annual Report to Shareholders).

20	Scotiabank Fourth Quarter Press Release 2023

Non-GAAP Measures

The Bank uses a number of financial measures and ratios to assess its performance, as well as the performance of its operating segments. Some of these financial measures and ratios are presented on a non-GAAP basis and are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP and do not have standardized meanings and therefore might not be comparable to similar financial measures and ratios disclosed by other issuers. The Bank believes that non-GAAP measures and ratios are useful as they provide readers with a better understanding of how management assesses performance. These non-GAAP measures and ratios are used throughout this report and are defined below.

Adjusted results and adjusted diluted earnings per share

The following table presents a reconciliation of GAAP reported financial results to non-GAAP adjusted financial results. Management considers both reported and adjusted results and measures useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expenses, income taxes and non-controlling interest. Presenting results on both a reported basis and adjusted basis allows readers to assess the impact of certain items on results for the periods presented, and to better assess results and trends excluding those items that may not be reflective of ongoing business performance.

Scotiabank Fourth Quarter Press Release 2023	21

Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
($ millions)	2023	2023	2022	2023	2022
Reported Results
Net interest income	$4,672	$4,580	$4,622	$18,287	$18,115
Non-interest income	3,636	3,510	3,004	14,020	13,301

Total revenue	8,308	8,090	7,626	32,307	31,416
Provision for credit losses	1,256	819	529	3,422	1,382
Non-interest expenses	5,529	4,562	4,529	19,131	17,102

Income before taxes	1,523	2,709	2,568	9,754	12,932
Income tax expense	138	497	475	2,226	2,758

Net income	$1,385	$2,212	$2,093	$7,528	$10,174
Net income attributable to non-controlling interests in subsidiaries (NCI)	31	21	38	118	258

Net income attributable to equity holders	1,354	2,191	2,055	7,410	9,916
Net income attributable to preferred shareholders and other equity instrument holders	109	105	106	419	260

Net income attributable to common shareholders	$1,245	$2,086	$1,949	$6,991	$9,656

Diluted earnings per share (in dollars)	$1.02	$1.72	$1.63	$5.78	$8.02
Weighted average number of diluted common shares outstanding (millions)	1,211	1,214	1,199	1,204	1,208

Adjustments
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	$(367)	$—	$361	$(367)	$361

Adjusting items impacting non-interest expenses (Pre-tax)
Restructuring charge and severance provisions	354	—	85	354	85
Consolidation of real estate and contract termination costs	87	—	—	87	—
Impairment of non-financial assets	346	—	—	346	—
Amortization of acquisition-related intangible assets	19	20	24	81	97
Support costs for the Scene+ loyalty program	—	—	133	—	133

Total non-interest expense adjusting items (Pre-tax)	806	20	242	868	315

Total impact of adjusting items on net income before taxes	439	20	603	501	676
Impact of adjusting items on income tax expense
Divestitures and wind-down of operations	48	—	(21)	48	(21)
Restructuring charge and severance provisions	(96)	—	(19)	(96)	(19)
Consolidation of real estate and contract termination costs	(24)	—	—	(24)	—
Impairment of non-financial assets	(73)	—	—	(73)	—
Canada recovery dividend	—	—	—	579	—
Amortization of acquisition-related intangible assets	(5)	(5)	(6)	(22)	(26)
Support costs for the Scene+ loyalty program	—	—	(35)	—	(35)

Total impact of adjusting items on income tax expense	(150)	(5)	(81)	412	(101)

Total impact of adjusting items on net income	$289	$15	$522	$913	$575
Impact of adjusting items on NCI	(3)	—	(1)	(3)	(1)

Total impact of adjusting items on net income attributable to equity holders and common shareholders	$286	$15	$521	$910	$574

Adjusted Results
Net interest income	$4,672	$4,580	$4,622	$18,287	$18,115
Non-interest income	3,269	3,510	3,365	13,653	13,662

Total revenue	7,941	8,090	7,987	31,940	31,777
Provision for credit losses	1,256	819	529	3,422	1,382
Non-interest expenses	4,723	4,542	4,287	18,263	16,787

Income before taxes	1,962	2,729	3,171	10,255	13,608
Income tax expense	288	502	556	1,814	2,859

Net income	$1,674	$2,227	$2,615	$8,441	$10,749
Net income attributable to NCI	34	21	39	121	259

Net income attributable to equity holders	1,640	2,206	2,576	8,320	10,490
Net income attributable to preferred shareholders and other equity instrument holders	109	105	106	419	260

Net income attributable to common shareholders	$1,531	$2,101	$2,470	$7,901	$10,230

Diluted earnings per share (in dollars)	$1.26	$1.73	$2.06	$6.54	$8.50
Impact of adjustments on diluted earnings per share (in dollars)	$0.24	$0.01	$0.43	$0.76	$0.48
Weighted average number of diluted common shares outstanding (millions)	1,211	1,214	1,199	1,204	1,208

22	Scotiabank Fourth Quarter Press Release 2023

1.	The Bank’s Q4 2023 and fiscal 2023 reported results were adjusted for the following items. These amounts were recorded in the Other operating segment.

a)	Divestitures and wind-down of operations

The Bank sold its 20% equity interest in Canadian Tire’s Financial Services business (CTFS) to Canadian Tire Corporation. The sale resulted in a net gain of $367 million ($319 million after-tax). For further details, please refer to Note 36 of the Consolidated Financial Statements in the 2023 Annual Report to Shareholders.

b)	Restructuring charge and severance provisions

The Bank recorded a restructuring charge and severance provisions of $354 million ($258 million after-tax) related to workforce reductions and changes as a result of the Bank’s end-to-end digitization, automation, changes in customers’ day-to-day banking preferences, as well as the ongoing efforts to streamline operational processes and optimize distribution channels.

c)	Consolidation of real estate and contract termination costs

The Bank recorded costs of $87 million ($63 million after-tax), related to the consolidation and exit of certain real estate premises, as well as service contract termination costs, as part of the Bank’s optimization strategy.

d)	Impairment of non-financial assets

The Bank recorded impairment charges of $185 million ($159 million after-tax) related to its investment in associate, Bank of Xi’an Co. Ltd. in China whose market value has remained below the Bank’s carrying value for a prolonged period. For further details, refer to Note 17 of the Consolidated Financial Statements in the 2023 Annual Report to Shareholders. Impairment of intangible assets, including software, of $161 million ($114 million after-tax) was also recognized.

2.	The Q1 2023 and fiscal 2023 reported results were adjusted for the following items. These amounts were recorded in the Other operating segment.

a)	Canada Recovery Dividend

The Bank recognized an additional income tax expense of $579 million reflecting the present value of the amount payable for the Canada Recovery Dividend (CRD) in Q1 2023. The CRD is a Canadian federal tax measure which requires the Bank to pay a one-time tax of 15% on taxable income in excess of $1 billion, based on the average taxable income for the 2020 and 2021 taxation years. The CRD is payable in equal amounts over five years; however, the present value of these payments was recognized as a liability in the period enacted.

3.	All reported periods were adjusted for:

a)	Amortization of acquisition-related intangible assets

These costs relate to the amortization of intangible assets recognized upon the acquisition of businesses, excluding software, and are recorded in the Canadian Banking, International Banking and Global Wealth Management operating segments.

4.	Fiscal 2022 reported results were adjusted for the following items. These amounts were recorded in the Other operating segment.

a)

Restructuring charge – The Bank recorded a restructuring charge of $85 million ($66 million after-tax) in the prior year related to the realignment of the Global Banking and Markets businesses in Asia Pacific and reductions in technology employees, driven by ongoing technology modernization and digital transformation.

b)

Divestitures and wind-down of operations – The Bank sold investments in associates in Venezuela and Thailand. Additionally, the Bank wound down its operations in India and Malaysia in relation to its realignment of the business in the Asia Pacific region. Collectively, the sale and wind-down of these entities resulted in a net loss of $361 million ($340 million after-tax), of which $315 million ($294 million after-tax) related to the reclassification of cumulative foreign currency translation losses net of hedges, from accumulated other comprehensive income to non-interest income in the Consolidated Statement of Income. For further details on these transactions, please refer to Note 36 of the Consolidated Financial Statements in the 2023 Annual Report to Shareholders.

c)

Support costs for the Scene+ loyalty program – In the prior year, the Bank recorded costs of $133 million ($98 million after-tax) to support the expansion of the Scene+ loyalty program to include Empire Company Limited as a partner.

Scotiabank Fourth Quarter Press Release 2023	23

Impact of Adjustments

	For the three months ended			For the year ended
	October 31, 2023		October 31, 2023			October 31, 2022
($ millions)	Pre-tax	After-tax	Pre-tax	After-tax		Pre-tax	After-tax
Divestitures and wind-down of operations	$(367)	$(319)	$(367)	$(319)		$361	$340
Restructuring charge and severance provisions	354	258	354	258		85	66
Consolidation of real estate and contract termination costs	87	63	87	63		—	—
Impairment of non-financial assets
Investment in associates	185	159	185	159		—	—
Intangible assets including software	161	114	161	114		—	—
Canada recovery dividend	—	—	—	579		—	—
Amortization of acquisition-related intangible assets	19	14	81	59		97	71
Support costs for the Scene+ loyalty program	—	—	—	—		133	98

Total	$439	$289	$501	$913		$676	$575

Diluted EPS Impact		$0.24		$0.76			$0.48

CET1 Impact(1)		6 bps		(6 bps	)		(2 bps	)

(1)	Including related impacts on regulatory capital and risk-weighted assets.

24	Scotiabank Fourth Quarter Press Release 2023

Reconciliation of reported and adjusted results by business line

	For the three months ended October 31, 2023(1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$810	$594	$329	$414	$(762)	$1,385
Net income attributable to non-controlling interests in subsidiaries (NCI)	—	32	2	—	(3)	31

Reported net income attributable to equity holders	810	562	327	414	(759)	1,354

Reported net income attributable to preferred shareholders and other equity instrument holders	—	1	1	—	107	109

Reported net income attributable to common shareholders	$810	$561	$326	$414	$(866)	$1,245

Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	—	—	—	—	(367)	(367)
Adjusting items impacting non-interest expenses (Pre-tax)
Restructuring charge and severance provisions	—	—	—	—	354	354
Consolidation of real estate and contract termination costs	—	—	—	—	87	87
Impairment of non-financial assets	—	—	—	—	346	346
Amortization of acquisition-related intangible assets	—	10	9	—	—	19

Total non-interest expenses adjustments (Pre-tax)	—	10	9	—	787	806

Total impact of adjusting items on net income before taxes	—	10	9	—	420	439
Total impact of adjusting items on income tax expense	—	(2)	(3)	—	(145)	(150)

Total impact of adjusting items on net income	—	8	6	—	275	289
Impact of adjusting items on NCI	—	—	—	—	(3)	(3)

Total impact of adjusting items on net income attributable to equity holders and common shareholders	—	8	6	—	272	286

Adjusted net income (loss)	$810	$602	$335	$414	$(487)	$1,674

Adjusted net income attributable to equity holders	$810	$570	$333	$414	$(487)	$1,640

Adjusted net income attributable to common shareholders	$810	$569	$332	$414	$(594)	$1,531

(1) Refer to Business Segment Review section of the Bank’s 2023 Annual Report to Shareholders.

	For the three months ended July 31, 2023(1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$1,062	$647	$368	$434	$(299)	$2,212
Net income attributable to non-controlling interests in subsidiaries (NCI)	—	19	2	—	—	21

Reported net income attributable to equity holders	1,062	628	366	434	(299)	2,191
Reported net income attributable to preferred shareholders and other equity instrument holders	2	1	—	1	101	105

Reported net income attributable to common shareholders	$1,060	$627	$366	$433	$(400)	$2,086

Adjustments:
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	1	10	9	—	—	20

Total non-interest expenses adjustments (Pre-tax)	1	10	9	—	—	20

Total impact of adjusting items on net income before taxes	1	10	9	—	—	20
Total impact of adjusting items on income tax expense	—	(3)	(2)	—	—	(5)

Total impact of adjusting items on net income	1	7	7	—	—	15

Total impact of adjusting items on net income attributable to equity holders and common shareholders	1	7	7	—	—	15

Adjusted net income (loss)	$1,063	$654	$375	$434	$(299)	$2,227

Adjusted net income attributable to equity holders	$1,063	$635	$373	$434	$(299)	$2,206

Adjusted net income attributable to common shareholders	$1,061	$634	$373	$433	$(400)	$2,101

(1)	Refer to Business Segment Review section of the Bank’s 2023 Annual Report to Shareholders.

Scotiabank Fourth Quarter Press Release 2023	25

	For the three months ended October 31, 2022(1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$1,170	$679	$363	$484	$(603)	$2,093
Net income attributable to non-controlling interests in subsidiaries (NCI)	—	36	2	—	—	38

Reported net income attributable to equity holders	1,170	643	361	484	(603)	2,055
Reported net income attributable to preferred shareholders and other equity instrument holders	1	1	—	—	104	106

Reported net income attributable to common shareholders	$1,169	$642	$361	$484	$(707)	$1,949

Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	—	—	—	—	361	361
Adjusting items impacting non-interest expenses (Pre-tax)
Restructuring charge and severance provisions	—	—	—	—	85	85
Support costs for the Scene+ loyalty program	—	—	—	—	133	133
Amortization of acquisition-related intangible assets	6	9	9	—	—	24

Total non-interest expenses adjustments (Pre-tax)	6	9	9	—	218	242

Total impact of adjusting items on net income before taxes	6	9	9	—	579	603
Total impact of adjusting items on income tax expense	(2)	(2)	(2)	—	(75)	(81)

Total impact of adjusting items on net income	4	7	7	—	504	522
Impact of adjusting items on NCI	—	—	—	—	(1)	(1)

Total impact of adjusting items on net income attributable to equity holders and common shareholders	4	7	7	—	503	521

Adjusted net income (loss)	$1,174	$686	$370	$484	$(99)	$2,615

Adjusted net income attributable to equity holders	$1,174	$650	$368	$484	$(100)	$2,576

Adjusted net income attributable to common shareholders	$1,173	$649	$368	$484	$(204)	$2,470

(1) Refer to Business Segment Review section of the Bank’s 2023 Annual Report to Shareholders.

	For the year ended October 31, 2023(1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$4,019	$2,598	$1,440	$1,768	$(2,297)	$7,528
Net income attributable to non-controlling interests in subsidiaries (NCI)	—	112	9	—	(3)	118

Reported net income attributable to equity holders	4,019	2,486	1,431	1,768	(2,294)	7,410

Reported net income attributable to preferred shareholders and other equity instrument holders	3	5	3	3	405	419

Reported net income attributable to common shareholders	$4,016	$2,481	$1,428	$1,765	$(2,699)	$6,991

Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	—	—	—	—	(367)	(367)
Adjusting items impacting non-interest expenses (Pre-tax)
Restructuring charge and severance provisions	—	—	—	—	354	354
Consolidation of real estate and contract termination costs	—	—	—	—	87	87
Impairment of non-financial assets	—	—	—	—	346	346
Amortization of acquisition-related intangible assets	4	41	36	—	—	81

Total non-interest expenses adjustments (Pre-tax)	4	41	36	—	787	868

Total impact of adjusting items on net income before taxes	4	41	36	—	420	501
Impact of adjusting items on income tax expense
Canada recovery dividend	—	—	—	—	579	579
Impact of other adjusting items on income tax expense	(1)	(11)	(10)	—	(145)	(167)

Total impact of adjusting items on income tax expense	(1)	(11)	(10)	—	434	412

Total impact of adjusting items on net income	3	30	26	—	854	913
Impact of adjusting items on NCI	—	—	—	—	(3)	(3)

Total impact of adjusting items on net income attributable to equity holders and common shareholders	3	30	26	—	851	910

Adjusted net income (loss)	$4,022	$2,628	$1,466	$1,768	$(1,443)	$8,441

Adjusted net income attributable to equity holders	$4,022	$2,516	$1,457	$1,768	$(1,443)	$8,320

Adjusted net income attributable to common shareholders	$4,019	$2,511	$1,454	$1,765	$(1,848)	$7,901

(1)	Refer to Business Segment Review section of the Bank’s 2023 Annual Report to Shareholders.

26	Scotiabank Fourth Quarter Press Release 2023

	For the year ended October 31, 2022(1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$4,763	$2,667	$1,565	$1,911	$(732)	$10,174
Net income attributable to non-controlling interests in subsidiaries (NCI)	—	249	9	—	—	258

Reported net income attributable to equity holders	4,763	2,418	1,556	1,911	(732)	9,916
Reported net income attributable to preferred shareholders and other equity instrument holders	6	6	3	4	241	260

Reported net income attributable to common shareholders	$4,757	$2,412	$1,553	$1,907	$(973)	$9,656

Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	—	—	—	—	361	361
Adjusting items impacting non-interest expenses (Pre-tax)
Restructuring charge and severance provisions	—	—	—	—	85	85
Support costs for the Scene+ loyalty program	—	—	—	—	133	133
Amortization of acquisition-related intangible assets	22	39	36	—	—	97

Total non-interest expenses adjustments (Pre-tax)	22	39	36	—	218	315

Total impact of adjusting items on net income before taxes	22	39	36	—	579	676
Total impact of adjusting items on income tax expense	(6)	(11)	(9)	—	(75)	(101)

Total impact of adjusting items on net income	16	28	27	—	504	575
Impact of adjusting items on NCI	—	—	—	—	(1)	(1)

Total impact of adjusting items on net income attributable to equity holders and common shareholders	16	28	27	—	503	574

Adjusted net income (loss)	$4,779	$2,695	$1,592	$1,911	$(228)	$10,749

Adjusted net income attributable to equity holders	$4,779	$2,446	$1,583	$1,911	$(229)	$10,490

Adjusted net income attributable to common shareholders	$4,773	$2,440	$1,580	$1,907	$(470)	$10,230

(1)	Refer to Business Segment Review section of the Bank’s 2023 Annual Report to Shareholders.

Scotiabank Fourth Quarter Press Release 2023	27

Reconciliation of International Banking’s reported, adjusted and constant dollar results

International Banking business segment results are analyzed on a constant dollar basis which is a non-GAAP measure. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported, adjusted and constant dollar results for International Banking for prior periods. The Bank believes that constant dollar is useful for readers to understand business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment.

Reported Results	For the three months ended						For the year ended
($ millions)	July 31, 2023			October 31, 2022			October 31, 2022
(Taxable equivalent basis)	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$2,118	$19	$2,099	$1,806	$(151)	$1,957	$6,900	$(581)	$7,481
Non-interest income	728	(24)	752	698	(63)	761	2,827	(80)	2,907

Total revenue	2,846	(5)	2,851	2,504	(214)	2,718	9,727	(661)	10,388
Provision for credit losses	516	6	510	355	(31)	386	1,230	(95)	1,325
Non-interest expenses	1,491	4	1,487	1,364	(108)	1,472	5,212	(372)	5,584
Income tax expense	192	(5)	197	106	(11)	117	618	(23)	641

Net income	$647	$(10)	$657	$679	$(64)	$743	$2,667	$(171)	$2,838

Net income attributable to non-controlling interest in subsidiaries (NCI)	$19	$—	$19	$36	$(2)	$38	$249	$(12)	$261
Net income attributable to equity holders of the Bank	$628	$(10)	$638	$643	$(62)	$705	$2,418	$(159)	$2,577

Other measures
Average assets ($ billions)	$241	$2	$239	$217	$(15)	$232	$207	$(15)	$222
Average liabilities ($ billions)	$184	$2	$182	$160	$(13)	$173	$152	$(12)	$164

Adjusted Results	For the three months ended						For the year ended
($ millions)	July 31, 2023			October 31, 2022			October 31, 2022
(Taxable equivalent basis)	Adjusted	Foreign exchange	Constant dollar adjusted	Adjusted	Foreign exchange	Constant dollar adjusted	Adjusted	Foreign exchange	Constant dollar adjusted
Net interest income	$2,118	$19	$2,099	$1,806	$(151)	$1,957	$6,900	$(581)	$7,481
Non-interest income	728	(24)	752	698	(63)	761	2,827	(80)	2,907

Total revenue	2,846	(5)	2,851	2,504	(214)	2,718	9,727	(661)	10,388
Provision for credit losses	516	6	510	355	(31)	386	1,230	(95)	1,325
Non-interest expenses	1,481	4	1,477	1,355	(107)	1,462	5,173	(369)	5,542
Income tax expense	195	(5)	200	108	(11)	119	629	(24)	653

Net income	$654	$(10)	$664	$686	$(65)	$751	$2,695	$(173)	$2,868

Net income attributable to non-controlling interest in subsidiaries (NCI)	$19	$–	$19	$36	$(2)	$38	$249	$(12)	$261
Net income attributable to equity holders of the Bank	$635	$(10)	$645	$650	$(63)	$713	$2,446	$(161)	$2,607

Reconciliation of average total assets, core earning assets and core net interest income

Earning assets

Earning assets are defined as income generating assets which include deposits with financial institutions, trading assets, investment securities, investments in associates, securities borrowed or purchased under resale agreements, loans net of allowances, and customers’ liability under acceptances. This is a non-GAAP measure.

Non-earning assets

Non-earning assets are defined as cash, precious metals, derivative financial instruments, property and equipment, goodwill and other intangible assets, deferred tax assets and other assets. This is a non-GAAP measure.

Core earning assets

Core earning assets are defined as interest-bearing deposits with financial institutions, investment securities and loans net of allowances. This is a non-GAAP measure. The Bank believes that this measure is useful for readers as it represents the main interest-generating assets and eliminates the impact of trading businesses.

Core net interest income

Core net interest income is defined as net interest income earned from core earning assets. This is a non-GAAP measure.

Net interest margin

Net interest margin is calculated as core net interest income (annualized) for the business line divided by average core earning assets. Net interest margin is a non-GAAP ratio.

28	Scotiabank Fourth Quarter Press Release 2023

Average earning assets, average core earning assets and net interest margin by business line

Consolidated Bank	For the three months ended			For the year ended
($ millions)	October 31 2023	July 31 2023	October 31 2022	October 31 2023	October 31 2022
Average total assets – Reported(1)	$1,409,861	$1,401,515	$1,332,897	$1,395,843	$1,281,708
Less: Non-earning assets	116,190	109,143	126,213	114,126	107,536

Average total earning assets(1)	$1,293,671	$1,292,372	$1,206,684	$1,281,717	$1,174,172
Less:
Trading assets	126,217	124,939	117,807	121,735	138,390
Securities purchased under resale agreements and securities borrowed	196,039	191,030	157,438	187,927	140,557
Other deductions	75,526	75,717	69,343	73,780	62,531

Average core earning assets(1)	$895,889	$900,686	$862,096	$898,275	$832,694

Net interest income – Reported	$4,672	$4,580	$4,622	$18,287	$18,115
Less: Non-core net interest income	(197)	(192)	(122)	(798)	(185)

Core net interest income	$4,869	$4,772	$4,744	$19,085	$18,300

Net interest margin	2.16%	2.10%	2.18%	2.12%	2.20%

(1) Average balances represent the average of daily balances for the period.
Canadian Banking	For the three months ended			For the year ended
($ millions)	October 31 2023	July 31 2023	October 31 2022	October 31 2023	October 31 2022
Average total assets – Reported(1)	$447,390	$450,192	$445,670	$449,555	$429,528
Less: Non-earning assets	4,080	4,066	4,112	4,035	4,092

Average total earning assets(1)	$443,310	$446,126	$441,558	$445,520	$425,436
Less:
Other deductions	31,010	30,123	26,191	29,273	23,482

Average core earning assets(1)	$412,300	$416,003	$415,367	$416,247	$401,954

Net interest income – Reported	$2,562	$2,468	$2,363	$9,756	$9,001
Less: Non-core net interest income	—	—	—	—	—

Core net interest income	$2,562	$2,468	$2,363	$9,756	$9,001

Net interest margin	2.47%	2.35%	2.26%	2.34%	2.24%

(1) Average balances represent the average of daily balances for the period.
International Banking	For the three months ended			For the year ended
($ millions)	October 31 2023	July 31 2023	October 31 2022	October 31 2023	October 31 2022
Average total assets – Reported(1)	$238,343	$241,396	$217,061	$236,688	$206,550
Less: Non-earning assets	18,915	19,611	19,358	19,414	17,808

Average total earning assets(1)	$219,428	$221,785	$197,703	$217,274	$188,742
Less:
Trading assets	6,611	6,271	5,369	6,018	4,978
Securities purchased under resale agreements and securities borrowed	3,467	3,493	2,433	3,218	1,265
Other deductions	8,023	7,890	7,087	7,684	6,781

Average core earning assets(1)	$201,327	$204,131	$182,814	$200,354	$175,718

Net interest income – Reported	$2,137	$2,118	$1,806	$8,161	$6,900
Less: Non-core net interest income	14	8	(73)	(60)	(66)

Core net interest income	$2,123	$2,110	$1,879	$8,221	$6,966

Net interest margin	4.18%	4.10%	4.08%	4.10%	3.96%

(1)	Average balances represent the average of daily balances for the period.

Scotiabank Fourth Quarter Press Release 2023	29

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.

The Bank attributes capital to its business lines on a basis that approximates 10.5% of Basel III common equity capital requirements which includes credit, market and operational risks and leverage inherent within each business segment.

Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders (annualized) of the business segment and the capital attributed.

Adjusted return on equity is a non-GAAP ratio which represents adjusted net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.

Return on equity by operating segment

	For the three months ended October 31, 2023
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income attributable to common shareholders	$810	$561	$326	$414	$(866)		$1,245
Total average common equity(1)	18,881	17,961	9,797	13,287	8,492		68,418

Return on equity	17.0%	12.4%	13.2%	12.4%	nm	(2)	7.2%

Adjusted(3)
Net income attributable to common shareholders	$810	$569	$332	$414	$(594)		$1,531

Return on equity	17.0%	12.5%	13.5%	12.4%	nm	(2)	8.9%

	For the three months ended July 31, 2023							For the three months ended October 31, 2022
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income attributable to common shareholders	$1,060	$627	$366	$433	$(400)		$2,086	$1,169	$642	$361	$484	$(707)		$1,949
Total average common equity(1)	18,678	18,493	9,743	13,310	8,305		68,529	18,757	19,501	9,701	14,260	2,877		65,096

Return on equity	22.5%	13.4%	14.9%	12.9%	nm	(2)	12.1%	24.7%	13.1%	14.8%	13.4%	nm	(2)	11.9%

Adjusted(3)
Net income attributable to common shareholders	$1,061	$634	$373	$433	$(400)		$2,101	$1,173	$649	$368	$484	$(204)		$2,470

Return on equity	22.5%	13.6%	15.2%	12.9%	nm	(2)	12.2%	24.8%	13.2%	15.0%	13.4%	nm	(2)	15.0%

	For the year ended October 31, 2023							For the year ended October 31, 2022
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income attributable to common shareholders	$4,016	$2,481	$1,428	$1,765	$(2,699)		$6,991	$4,757	$2,412	$1,553	$1,907	$(973)		$9,656
Total average common equity(1)	18,846	18,898	9,777	14,420	5,494		67,435	18,105	18,739	9,576	13,328	5,442		65,190

Return on equity	21.3%	13.1%	14.6%	12.2%	nm	(2)	10.4%	26.3%	12.9%	16.2%	14.3%	nm	(2)	14.8%

Adjusted(3)
Net income attributable to common shareholders	$4,019	$2,511	$1,454	$1,765	$(1,848)		$7,901	$4,773	$2,440	$1,580	$1,907	$(470)		$10,230

Return on equity	21.3%	13.3%	14.9%	12.2%	nm	(2)	11.7%	26.4%	13.0%	16.5%	14.3%	nm	(2)	15.7	%(4)

(1)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(2)	Not meaningful.
(3)	Refer to tables on pages 22 and 25-27.
(4)	Prior period has been restated to align with current period calculation.

30	Scotiabank Fourth Quarter Press Release 2023

Return on tangible common equity

Return on tangible common equity is a profitability measure that is calculated by dividing the net income attributable to common shareholders, adjusted for the amortization of intangibles (excluding software), by average tangible common equity. Tangible common equity is defined as common shareholders’ equity adjusted for goodwill and intangible assets (excluding software), net of deferred taxes. This is a non-GAAP ratio.

Adjusted return on tangible common equity represents adjusted net income attributable to common shareholders as a percentage of average tangible common equity. This is a non-GAAP ratio.

	For the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
($ millions)	2023	2023	2022	2023	2022
Reported
Average common equity - Reported(1)	$68,418	$68,529	$65,096	$67,435	$65,190
Average goodwill(1)(2)	(9,327)	(9,515)	(9,140)	(9,376)	(9,197)
Average acquisition-related intangibles (net of deferred tax)(1)	(3,697)	(3,737)	(3,773)	(3,731)	(3,803)

Average tangible common equity(1)	$55,394	$55,277	$52,183	$54,328	$52,190

Net income attributable to common shareholders – reported	$1,245	$2,086	$1,949	$6,991	$9,656
Amortization of acquisition-related intangible assets (after-tax)(3)	14	15	18	59	71

Net income attributable to common shareholders adjusted for amortization of acquisition-related intangible assets (after-tax)	$1,259	$2,101	$1,967	$7,050	$9,727

Return on tangible common equity(4)	9.0%	15.1%	15.0%	13.0%	18.6%

Adjusted(3)
Adjusted net income attributable to common shareholders	$1,531	$2,101	$2,470	$7,901	$10,230

Return on tangible common equity – adjusted(4)(5)	11.0%	15.1%	18.8%	14.5%	19.6%

(1)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(2)	Includes imputed goodwill from investments in associates.
(3)	Refer to tables on pages 22 and 25-27.
(4)	Calculated on full dollar amounts.
(5)	Prior period has been restated to align with current period calculation.

Adjusted productivity ratio

Adjusted productivity ratio represents adjusted non-interest expenses as a percentage of adjusted total revenue. This is a non-GAAP ratio. Management uses the productivity ratio as a measure of the Bank’s efficiency. A lower ratio indicates improved productivity.

Adjusted operating leverage

This financial metric measures the rate of growth in adjusted total revenue less the rate of growth in adjusted non-interest expenses. This is a non-GAAP ratio.

Management uses operating leverage as a way to assess the degree to which the Bank can increase operating income by increasing revenue.

Adjusted effective tax rate

The adjusted effective tax rate is calculated by dividing adjusted income tax expense by adjusted income before taxes. This is a non-GAAP ratio.

Scotiabank Fourth Quarter Press Release 2023	31

Basis of preparation

These unaudited consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act, except for certain required disclosures. Therefore, these unaudited consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2023 which will be available today at www.scotiabank.com.

Forward-looking statements

From time to time, our public communications include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission (SEC), or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2023 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “aim,” “achieve,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “strive,” “target,” “project,” “commit,” “objective,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would,” “might,” “can” and “could” and positive and negative variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate and globally; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; geopolitical risk; changes to our credit ratings; the possible effects on our business of war or terrorist actions and unforeseen consequences arising from such actions; technological changes and technology resiliency; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the Bank require the Bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; anti-money laundering; disruptions or attacks (including cyberattacks) on the Bank’s information technology, internet connectivity, network accessibility, or other voice or data communications systems or services; which may result in data breaches, unauthorized access to sensitive information, and potential incidents of identity theft; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; climate change and other environmental and social risks, including sustainability that may arise, including from the Bank’s business activities; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; inflationary pressures; Canadian housing and household indebtedness; the emergence or continuation of widespread health emergencies or pandemics, including their impact on the global economy, financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2023 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2023 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” and “2024 Priorities” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

November 28, 2023

32	Scotiabank Fourth Quarter Press Release 2023

Shareholders Information

Direct Deposit Service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Shareholder Dividend and Share Purchase Plan

Scotiabank’s Shareholder Dividend and Share Purchase Plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank. For more information on participation in the plan, please contact the transfer agent.

Dividend Dates for 2024

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 3, 2024	January 29, 2024
April 2, 2024	April 26, 2024
July 3, 2024	July 29, 2024
October 2, 2024	October 29, 2024

Annual Meeting Date for Fiscal 2023

Shareholders are invited to attend the 192nd Annual Meeting of Holders of Common Shares, to be held on April 9, 2024, at Scotiabank Centre, Scotia Plaza, 40 King Street West, 2nd Floor, Toronto, Ontario beginning at 9:00 a.m. Eastern. The record date for determining shareholders entitled to receive notice of and to vote at the meeting will be the close of business on February 13, 2024. Please visit our website at https://www.scotiabank.com/annualmeeting for updates concerning the meeting.

Duplicated Communication

Some registered holders of The Bank of Nova Scotia shares might receive more than one copy of shareholder mailings. Every effort is made to avoid duplication; however, if you are registered with different names and/or addresses, multiple mailings may result. If you receive, but do not require, more than one mailing for the same ownership, please contact the transfer agent to combine the accounts.

Annual Financial Statements

Shareholders may obtain a hard copy of Scotiabank’s 2023 audited annual consolidated financial statements and accompanying Management’s Discussion & Analysis on request and without charge by contacting the Investor Relations Department at (416) 775-0798 or investor.relations@scotiabank.com.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference Call and Web Broadcast

The quarterly results conference call will take place on November 28, 2023, at 8:00 am ET and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at 416-641-6104 or toll-free, at 1-800-952-5114 using ID 9758737# (please call shortly before 8:00 am ET). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page at www.scotiabank.com/investorrelations.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from November 28, 2023, to January 4, 2024, by calling 905-694-9451 or 1-800-408-3053 (North America toll-free) and entering the access code 1127377#. The archived audio webcast will be available on the Bank’s website for three months.

Scotiabank Fourth Quarter Press Release 2023	33

Additional Information

Investors

Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank

40 Temperance Street

Toronto, Ontario, Canada M5H 0B4

Telephone: (416) 775-0798

E-mail: investor.relations@scotiabank.com

Global Communications

Scotiabank

40 Temperance Street

Toronto, Ontario, Canada M5H 0B4

E-mail: corporate.communications@scotiabank.com

Shareholders

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)

Computershare Trust Company, N.A.

Telephone: 1-781-575-2000

Fax: 1-781-575-2044

E-mail: service@computershare.com

Street/Courier address:

C/O Shareholder Services

150 Royall Street, Canton, MA 02021

Mailing address:

PO Box 43078

Providence, RI 02940-3078

For other shareholder enquiries, please contact the Corporate Secretary’s Department:

Scotiabank

40 Temperance Street

Toronto, Ontario, Canada M5H 0B4

Telephone: (416) 866-3672

E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le rapport trimestriel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations avec les investisseurs, La Banque de Nouvelle-Écosse, 40 rue Temperance, Toronto (Ontario), Canada M5H 0B4, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Contact Information

John McCartney

Scotiabank Investor Relations

(416) 863-7579

Sophia Saeed

Scotiabank Investor Relations

(416) 933-8869

34	Scotiabank Fourth Quarter Press Release 2023